SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                              SOLAR ENERGY LIMITED

                         (formerly Salvage World, Inc. )
                      (originally Taurus Enterprises, Inc.)


   Delaware                                                           76-0418364
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


112  C  Longview  Drive,  Los  Alamos,  New  Mexico                        87544
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (604)  257-3602


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                    13,135,911 Shares Issued and Outstanding

                                 April 15, 2000

     The EXHIBIT INDEX is located at page 22 of this Registration Statement

--------------------------------------------------------------------------------
                                     PART I
--------------------------------------------------------------------------------

                          UNNUMBERED ITEM: INTRODUCTION


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for continued quotation on the Over the Counter Bulletin Board, often called "OTCBB". The requirements are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event.

                        ITEM 1.  DESCRIPTION OF BUSINESS.

 (A) ORGANIZATION AND HISTORY. Solar Energy Limited (the "Registrant" and sometimes "we","us" or "our") was first incorporated in Delaware as Taurus Enterprises, Inc. on January 5, 1994, and re-incorporated in Nevada on August 20, 1996 as Salvage World, Inc. On August 20, 1996. Taurus made its original issuance of 25,000,000 share to founders in 1994, pursuant to Section 4(2) of the Securities Act of 1933. During 1996, Salvage placed an additional 451,250 shares, pursuant to Regulation D, Rule 504, resulting in a total of 25,451,250 shares then issued and outstanding. On December 17, 1997, the Shareholders approved a proposal to Reverse Split the Common Stock of the Corporation 20 to 1; with the provision that no Shareholder owning 100 shares or more shall be reversed or reduced below 100 Shares. The 25,451,260 shares were reduced to 1,272,562, and the adjustment for small shareholders was 5,949 shares, for a total post-reverse of 1,278,511. Also on December 17, 1997, shareholders approved, and Management effected a Plan of Reorganization and Merger of Salvage World, Inc. into Solar Energy Limited, a private Delaware Corporation, the effect of which merger changed the name of this Corporation, moved its place of incorporation from Nevada to Delaware and involved the acquisition of Hydro-Air Technologies, Inc. ("HAT") to become a wholly-owned subsidiary of this Issuer, Solar Energy Limited.

      In accordance with our shareholders' approval, we acquired Hydro-Air Technologies, Inc. ("HAT"), for stock equal to 40% of the total issued and outstanding of the company, on a fully diluted basis (following the 20 to 1
Reverse Split, and the proposed issuance of such of the additional 10,000,000 Regulation D shares as might have been placed). The issuance to HAT is to proceed in phases. The first phase issuance of 170,400 was made about April 15, 1998. The second phase issuance of 530,000 shares was made on October 23, 1998. The amount of shares issued and possibly to be issued for HAT is summarized as follows:

     A. Issuance and Release of Solar stock. Solar and the HAT Shareholders desired to create an orderly process for the issuance and progressive release of common stock to or for the benefit of the HAT Shareholders.

          1. HAT Shareholders. The HAT Shareholders were to receive subject to this Reorganization Agreement, shares of Solar equal to 40% of the resulting total issued and outstanding stock of Solar, on a fully-diluted basis, computed following certain designated capital formation stages. However, the total number of Solar shares which was to be issued to the HAT Shareholders to meet this obligation was undeterminable at the time of the agreement.

          2. Initial Issuance. Upon consummation of the Merger, Solar was authorized to issue and did issue to the HAT Shareholders 20% of 40% of the outstanding Solar shares, as follows:

HAT Shareholder       April 1998  October 1998  Total
-------------------------------------------------------
Melvin L. Prueitt         16,359        50,880   67,239
David Jones                8,179        25,440   33,619
Stanley D. Prueitt         8,179        25,440   33,619
Leslie Speir               8,179        25,440   33,619
Dana Hansen and            3,408        10,600   14,008
Linda Hansen
Ara Lee Stevens            1,363         4,240    5,603
Baycove Investments,      34,080       106,000  140,080
Inc.
Hydro-Air Founders,       90,653       281,960  372,613
LLC
Total HAT                170,400       530,000  700,400
=======================================================

          3. Phased Release of Shares. The remaining 80% of 40% is to be issued to the HAT Shareholders in phases based on the following formula: one share of Solar stock for each $2.00 of earnings generated by HAT, as determined by Generally Accepted Accounting Principles (GAAP). There have not been revenues to date, so that no further issuances have been made to or for HAT.

     There are certain internal agreements between the HAT Founders and Shareholders (and not involving us) which are disclosed in Item 7 of this Part I, Relationships and Transactions. These are arrangements by which the HAT group agreed to manage the distribution, voting and private trading restrictions, as between them.

     Hydro-Air Technologies, Inc. (the Issuer's first wholly-owned subsidiary) is a development stage company, founded by Dr. Melvin L. Prueitt, David Jones, Stanley Prueitt and Leslie Speir, which company has developed certain intellectual property rights with which they intend to generate commercially viable electrical power using the energy of vaporization. The intellectual property rights are called Hydro-Air Renewable Power System ("HARPS") and include two U.S. Patents, one granted on September 3, 1996 (number 5,551,238) and a second granted on July 28, 1998 (number 5784886). We regarded and regard this acquisition HAT as an investment by us Issuer in future growth of demand for HARPS. HAT has proposed other projects which are disclosed and discussed under section (b) of this Item 1.

     Also on December 17, 1997, shareholders approved the placement of up to 10,000,000 additional shares of common stock, at $0.10, pursuant to Regulation D, Rule 504. A total of 7,800,000 shares were placed.

      About July 23, 1998, we placed 125,000 restricted shares to three knowledgeable investors.

     About November 10, 1998, we placed a further 2,000,000 shares, in reliance on Rule 504, to four accredited off-shore investors, at $0.01 per share. As before, these investors were known to management and affiliates before the investment and had complete access, by virtue of that relationship to the kind of information which registration would have provided.

     Accordingly,  a total of 9,800,000 shares were placed pursuant to Rule 504.

     Renewable Energy Corporation ("RECO") (the Issuer's second wholly-owned subsidiary) is also a development stage company. It was founded by Dr. Reed Jensen. Dr. Jensen has developed certain intellectual property rights for a process called Direct Solar Reduction of CO2 to Fuel and Feedstock, which rights and process the Company intends to develop into a commercially viable system. This process utilizes solar energy to directly reduce CO2 that would have been released to the atmosphere while producing chemical feedstock, fuel and green or environmentally friendly electricity. Management of the parent issuer regards the acquisition of RECO as a long-term investment in the growing market for renewable energy sources.

     RECO was acquired 100% from its owner developer Dr. Reed Jensen, an individual unrelated to us, for 350,000 escrowed shares of the common stock of this Issuer, plus $20,000 cash. In addition to those share for direct acquisition, 150,000 shares have been reserved un-issued for possible future employee options. No options for the acquisition of these option shares has been adopted.

     On April 27, 1999, we places an additional 100,000 restricted securities, at $1.00 per share, pursuant to section 4(2) to a single accredited investor.

     On or about November 22, 1999, we placed an additional 800,000 shares to a single accredited investor, at $0.18 per share.

     The resulting total issued and outstanding 13,153,911 is further illustrated in the following table:

Series #          Taurus      Salvage     Solar Energy
                  Issuances    (20 to 1)
------------------------------------------------------
1 4(2)            25,000,000  1,250,000
2  504               451,260     22,562
Subtotal          25,451,260  1,272,562
Adjustment (1)                    5,949
Subtotal                          5,949
Interim Total                 1,278,511      1,278,511
3  504                                       7,800,000
4  4(2)                                        125,000
5  504                                       2,000,000
6 4(2)                                         100,000
6 4(2)/Rule 145                                700,400
7 4(2)/Rule 145                                350,000
8 Rule 4(2)                                    800,000
Total Issued                                13,153,911
======================================================

 (B) BUSINESS OF THE ISSUER. Solar Energy Limited is a public U.S. company listed on the OTC Electronic Bulletin Board ("OTCBB") whose ticker symbol is "XSEL". The Company's thrust is to explore and/or develop alternative energy systems that are environmentally friendly in addition to being economically viable and competitive. It is estimated that the world needs 50% more electrical power in the next 25 years. It is calculated that, at the current use, there are 44 years of oil, 57 years of gas, 91 years of uranium and 564 years of coal left. What is an alternative? Solar power in several forms. The sun discharges on the earth enough energy each day to fill our global total energy requirements for many years. We only need to tap a small portion of the sunlight. At the same time the globe's second major problem, lack of water, could also be solved (it is mainly a lack of inexpensive power to fuel desalination plants).

PROJECTS  HAT:

     1. HARPS. As a first project, XSEL purchased 100% of a private company located in Los Alamos, New Mexico. This operating company, Hydro-Air Technologies, Inc. ("HAT") has as its main assets certain technology, patents, and intellectual property rights to the concept of producing electricity using the energy of evaporation. One quart of water has about one-twentieth the energy of a quart of gasoline. The process derived from this technology, called Hydro Air Renewable Power Systems ("HARPS"), is an efficient and environmentally friendly energy source.It uses only dry air and water (either fresh, ocean, or waste water) to produce electricity while at the same time cleaning the air! Initial internal computer driven studies conducted by the Company indicate that electricity could be produced at one-third the current cost of electricity generated by nuclear or fossil fuel plants. A working prototype is being built in Los Alamos. Research and Development continues. No date for marketability has been set. The HARPS units can be small enough for a house or large enough to service a state. In theory, on a few hundred acres of land on the Baja, California coast, enough electricity could be produced to service the needs of Canada, the U.S. and Mexico. HAT was founded by and is headed by Dr. Melvin Prueitt, a research scientist, author of three books and more than thirty publications. One of his many achievements is that he was the first to determine the temperature of a lightning bolt. He holds twelve patents and is listed in Who's Who in America Index, Men of Achievement and Who's Who in the West. Most of the team Dr. Prueitt assembled to assist in the project come from the Los Alamos National Laboratory facilities, the research center managed by the University of California for the Department of Energy of the U.S. government.

     2. ACES - HAT has recently acquired the rights of a second project called Air Conditioner Energy System ( ACES ). This project is similar in theory to HARPS. The difference is that the ACES units are primarily for single family residences. They are small, self-contained roof mounted units that produce electricity with a unique bi-product - cold air. That is, they provide electricity 24 hours a day whilst air conditioning a house. The theory also relies on the heat of vaporization of water but is simpler than the HARPS. Excess power can be sold to the utility company. Again, a model/prototype is to be built with the same team from HAT. Research and Development continues. No date for marketability has been set.

     3. PHOTOVOLTAICS (THE CONVERSION OF LIGHT TO ELECTRICITY). Much work, time and research dollars are being spent globally on this concept which is the direct production of electricity by light passing through a photovoltaic medium. We have already spent some time and funds on this concept but the field is currently flooded with hundreds of companies exploring this potential. For now we are focusing on investigating various new photovoltaic materials that are both economical and have higher efficiencies than those now readily available.

     4. DESALINATION PLANTS: SPAESS AND SUNSPRING: The main problem of desalination plants is that the energy required per ton of water produced is high. We have developed an energy collection system (patent pending) called

SPAESS, which stands for Solar Power and Energy Storage System. The concept of SPAESS is that it employs a large flexible earth coupled solar thermal collector system. SPAESS collects energy during the daytime and stores it, for daytime and nighttime use. SPAESS transfers heat to low boiling liquids to drive turbine generators. The projected cost of energy per kilowatt, using SPAESS system is projected by Dr. Prueitt to be less than any existing system currently in use. These are projections only. As a result of the work done on SPAESS, we have developed a unique (patent pending) system to produce low cost fresh water from sea water. The name given for this system is SunSpring. It is an innovative method of converting low temperature solar heated water to directly pump sea water (rather than having to produce electricity to power a motor to drive a high-pressure pump). SunSpring uses no electric motor. We have already tested various components of SunSpring, and all tests have exceeded expectations, thus far. This does not guaranty that the final assembled unit will be trouble free. A full working prototype is expected to be in operation by the fall of 2000.

     5. MECH. As a result of the research work on ACES and HARPS, we have developed an engine that is one-third the size of a conventional internal combustion engine for the same power, while being about 25% more efficient. MECH is the name given for Motor, Expander, Compressor, Hydraulics. We have already made a small working prototype and all tests currently exceed expectations. We are currently exploring our options with MECH, while continuing to test and refine the prototype. The main source of the increased efficiency is because there is primarily rolling friction generated (instead of sliding friction in conventional engines) as the MECH pistons rotate back and forth on rollers.


PROJECTS  RECO:

     DIRECT SOLAR REDUCTION OF CO2 (SOLAREC). We acquired 100% of the shares of Renewable Energy Corporation (RECO) as of January 1, 1999 from Dr. Reed Jensen, who joined our Board of Directors. "Solarec" is the concept name for the patented process using only solar energy and CO2 obtained from the atmosphere to produce a fuel (gasoline, diesel, etc.) with electricity and free oxygen produced as by-products. Various components of the system have been successfully tested to date and a full scale prototype is scheduled to be completed by June 2000. Dr. Jensen is the President of this subsidiary, RECO, as well as one of our principal directors.


DEVELOPMENT TEAMS AND PROGRESS: Two separate teams have been organized and are now in place. The HAT team is directed by Dr. Mel Prueitt. The RECO team is directed by Dr. Reed Jensen. Four prototypes are in process of development:
SPAESS, SunSpring, MECH and RECO's solar reduction of CO2 (Solarec). It is likely that each of these projects, if and when prototypes are operational and successful, will be functional but not immediately commercial, cost effective or aesthetically packaged or contained. It is therefore expected that related spin-off projects will emerge from these technologies, until one or more products be commercialized profitably. HARPS and ACES are progressing albeit slowly. We are focusing on SPAESS, SunSpring, MECH and RECO's Solarec. We feel that one the these latter four will be in commercial production earlier with less capital requirement. However, much of the research and development work already performed in HARPS and ACES has given rise to, and been used in these latter four projects.

     The success of the SPAESS and Solarec projects will dependent on the final cost to produce the renewable electricity by the Issuer's developmental system, as compared to other existing or competitive methods of producing electricity. If the result is not cost-effective, the system will not be commercially viable. Should SPAESS and Solarec prove able to produce electricity at better than $0.05 per kilowatt, the concept would be deemed proven and successful. Completion of both the SPAESS and Solarec prototypes, and testing of them, is expected to occur by fall of 2000.

WORKING PROTOTYPES refer to assembled model systems which not only work, but work at an acceptable level of performance. Preliminary prototypes or working models may prove the scientific validity of a process before the system is refined or redesigned to bring performance to an acceptable and possibly commercial level. HARPS and ACES are presently deferred in favor of the other projects, but not abandoned. The reason is that the development of these projects has given rise to technologies and science suggestive of products capable of more rapid development. We expect that working prototypes will be demonstrated for MECH in May 2000. Solarec is scheduled tentatively for June 2000. SunSpring and SPAESS is scheduled for fall of 2000. RECO is scheduled for June 2000.

We feel that it is too early and speculative to make projections about marketing and sales at this point in time. The earliest possible pre-sales revenues, sales of licenses and such, not expected before the year 2001.


FUTURE MARKETING. In all of our projects, the business plan is to produce a working model/prototype that can be tested as to efficiency, cost of product, etc. The decision whether to produce the units directly or whether to license other companies the right to manufacture and distribute the unit is yet to be decided. More likely, it will be a combination of some company owned plants combined with territorial licenses to other qualified manufacturers. The market for each of our projects (if successfully tested) is unlimited. The amount of units to be sold will be dependent on our ability to raise sufficient working capital for our own manufacturing plants and our ability to franchise or license other facilities globally. It follows that the ability of the Company to raise funds will be dependent on the performance of the prototypes currently in development and production. No efforts have been made to date to identify other companies to manufacture our products, or to identify probable or targeted licensees. The Issuer has determined to await commercially viable prototype readiness before addressing manufacturing and marketing issues. We are not ready to address those issues.

     Should we encounter new technologies with synergies to our existing work, further acquisitions might well be considered. However, we have enough before us at the present time, such that we are not looking for additional projects or other acquisitions at this time. Neither our officers, directors, promoters or their respective affiliates have had any discussions with (and there are no present plans, proposals or arrangements with) any representatives of the owners of any business or company regarding the possibility of any additional acquisitions or mergers.

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       ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.
--------------------------------------------------------------------------------


 (A)  PLAN  OF  OPERATION:  NEXT  TWELVE  MONTHS.

CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. This Issuer has had no revenues since inception. It has been funded by its investors. Virtually all of the funding/working capital raised to date has been allocated for research and development of our several prototype projects. We have minimally sufficient funds to continue for the next 12 months. Each of our projects is partially or fully funded sufficiently for the next 12 months. Our sophisticated investors will further fund any shortfall. Our minimally sufficient funds are not deemed adequate for the optimal requirements of our Corporation. Due to the large number of potentially viable projects, we are exploring methods of maximizing our potential by additional capital formation. We are looking at converting one or more of our projects into its own subsidiary, and preparing one or more initial public offerings. In any such program, we would either retain majority control of the resulting pubic company or companies; or we would distribute the shares of the new company to our shareholders, pro-rata, in connection with a registered public offering of shares. We estimate that we need a million dollars optimally. We are also exploring raising funds in an additional limited offering and/or private placement to highly sophisticated accredited investors. We have not yet determined what capital program is in the best interests of our shareholders.

GOING CONCERN. Note 2 of our Auditor's report states: "The Company has had recurring operational losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from this uncertainty. It is management's plan to raise sufficient funds to develop the next phase of HARPS and to begin to manufacture and Market HARPS power system. The issues relating to this note are discussed above and in the following paragraphs of this Item.

     In summary, our circle of principal shareholders are committed to our continued operations. We have reported that our activities are sufficiently funded for the next twelve months. Any unexpected shortfall will be covered by our principal shareholders as advances or additional internal placements. Beyond our minimal requirements for the activities described in Item 1 and this Item, both of this Part, we will seek additional capital for future needs and for the expansion of our activities from development stage to operational stage.


 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1)  OPERATIONS  AND  RESULTS  FOR  THE  PAST  TWO  FISCAL  YEARS  AND.

      (2)   FUTURE  PROSPECTS.

HAT
     Our business consists entirely of the activities of HAT and RECO. It consists of scientific research and development of working prototypes of the projects identified in Item 1 of this Part, Description of Business. HAT's development team has made substantial progress in proving the viability of the scientific and chemical processes which underlie HARPS and ACES. Full working prototypes are not yet achieved. They are taking more time than originally expected, for the reason that no existing turbines will work with the chemical processes at low temperatures. It is therefore necessary for our HAT team to develop a turbine generator of our own. As a result of HAT's work on HARPS and ACES, the HAT team became aware of MECH, SPAESS and SunSpring, and has re-allocated attention to these promising areas. Accordingly, management's decision to focus on one or more of the projects is based on its evaluation of which can become commercially viable earliest. We are focusing on MECH, SunSpring, Solarec and SPAESS.

RECO
     The RECO team reports that RECO is well underway developing the Solarec prototype. This last project is on schedule and under budget.

 (C) MARKETING AND LICENSING ISSUES AND CRITERIA. No efforts have been made to date to identify other companies to manufacture HARPS, ACES or RECO, or to identify probable or targeted licensees. The Issuer has determined to await commercially viable prototype readiness before addressing manufacturing and marketing issues. We do not expect to achieve significant sales, if any, in the next six to twelve months.

 (D) REVERSE ACQUISITION: Our first wholly-owned subsidiary, Hydro-Air Technologies, Inc. ("HAT"), was acquired in a transaction which is similar to a reverse acquisition. A reverse acquisition is the acquisition of a private company by a public company, by which the private company's shareholders acquired control of the public company. Neither HAT nor its shareholders acquired majority control of us. However, since we had no revenues or assets, this acquisition is treated as a Reverse Merger for accounting purposes. This Issuer is presently committed to the development of the business of its two wholly-owned subsidiaries. While this Issuer is continuously interested in opportunities for direct acquisition of other technologies which may have synergy with its existing developmental projects, Solar Energy Limited may no longer be used as a vehicle for a reverse acquisition. The acquisition of the second subsidiary, Renewable Energy Corporation in April 1999, was a direct acquisition. We are presently committed to the development of the business of its two wholly-owned subsidiaries. While we are continuously interested in opportunities for direct acquisition of other technologies which may have synergy with its existing developmental projects, Solar Energy Limited may no longer be used as a vehicle for a reverse acquisition

     Expansion of our present office and lab is under consideration, and the operating subsidiaries may employ more laboratory assistants in the near future as justified. Purchases of additional laboratory equipment is also likely. While no guarantee can be given as to when the company's operations will achieve substantial profitability, a reasonable estimate is believed to be one to two years of transition from its development stage to a true operational stage with sales and distribution.

ENVIRONMENTAL ISSUES: HARPS and ACES use refrigerants; however, these newer refrigerants are considered environmentally friendly, in contrast to older substances. If seawater is used as the evaporation energy source, the salt concentration in the water will be increased. In order to discharge this brine into the ocean, it may need to be diluted by a significant quantity of seawater before discharge. The same is true of desalination, using seawater, where the energy required per ton of water is quite high. SunSpring is our project designed to be an efficient osmosis desalination plant.

OTHER REGULATION. We do not yet know whether agency regulation or approval of any of our projects will be required before they can be marketed. It is too early in the process for us to determine that. It is reasonable to expect that we will face such issues as to some or all of our products, when our projects achieve the stage of being products, ready for manufacture and sale.

YEAR 2000 (Y2K) ISSUES. We have encountered no year 2000 computer problems of our own, or in connection with any suppliers or correspondents. Management has determined that no such problems or issues exist which affect us.

--------------------------------------------------------------------------------
                        ITEM 3.  DESCRIPTION OF PROPERTY.
--------------------------------------------------------------------------------


     The Company's principal offices are located at 112 C Longview Drive, Los Alamos, New Mexico, 87544. The facilities consist of a leased plant and building of about 3,400 square feet, including offices and laboratory facilities in which prototype development is on-going. The lease provides for rent of $55,200 payable $2,300 per month. We pay for fire, flood and damage insurance of the premises and for premises liability to third persons, in addition to normal utilities. Our facilities are located minutes away for the prestigious Los Alamos National Laboratory.

--------------------------------------------------------------------------------
    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
--------------------------------------------------------------------------------

     To the best of Issuer's knowledge and belief the following disclosure presents, as of the date of this Report, April 15, 2000, the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Issuer, known to or discoverable by Issuer, and the total security ownership of all persons, entities and groups, known to or discoverable by Issuer, to be the beneficial owner or owners of more than five percent of any voting class of Issuer's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent. Issuer has only one class of stock, issued and outstanding, namely Common Voting Equity Shares.

     In the following table, the total beneficial ownership of shares is shown. All of the shares issued for the acquisition of HAT are shown as owned/attributed to each of the HAT Founders. Please refer to Item 7 of this part for more information about the internal share ownership relationships of the HAT owners with respect to each other.


             The Remainder of this Page is Intentionally left blank
                          Please see Table on next page

 Name and Address of Beneficial              Share
Owner                                        Ownership         %
----------------------------------------------------------------
Dr. Melvin L. Prueitt (1)                       700,400     5.33
146A Estagate Drive
Los Alamos, New Mexico, 87544
Chairman/Director
----------------------------------------------------------------
Joel S. Dumaresq                                 20,000     0.15
#5 4360 Agar Drive
Richmond BC Canada V7B 1A3
President/Director
----------------------------------------------------------------
Norman Wareham                                      -0-     0.00
1177 West Hastings
Vancouver BC V6E 2K3
 Secretary-Treasurer/Director
----------------------------------------------------------------
David M. Jones (1)                              700,400     5.33
146A Estagate Drive
Los Alamos, New Mexico, 87544  Director
----------------------------------------------------------------
Dr. Reed Jensen.                                350,000     2.66
146A Estagate Drive
Los Alamos, New Mexico, 87544  Director
================================================================
Officers and Directors as a Group             1,770,800    13.48
================================================================
Leslie Speir (1)                                700,400     5.33
1177 West Hastings
Vancouver BC V6E 2K3   Director Subsidiary
----------------------------------------------------------------
Stanley Prueitt (1)                             700,400     5.33
1177 West Hastings
Vancouver BC V6E 2K3   Director Subsidiary
----------------------------------------------------------------
Hydro-Air Founders (1)                          700,400     5.33
1177 West Hastings
Vancouver BC V6E 2K3
----------------------------------------------------------------
Givigest Fiduciaria SA                          800,000     6.09
Corso Elvezia 4
6900 Lugano Switzerland
----------------------------------------------------------------
Diane Poole (2)                                 940,000     7.16
1177 West Hastings
Vancouver BC V6E 2K3
----------------------------------------------------------------
Baycove Investments, Ltd. (2)                   940,000     7.16
1177 West Hastings
Vancouver BC V6E 2K3
----------------------------------------------------------------
Baycove Capital Crop. (2)                       940,000     7.16
1177 West Hastings
Vancouver BC V6E 2K3
----------------------------------------------------------------
Total Shares Issued and Outstanding          13,135,911   100.00
================================================================

(1) The Founders of HAT are the interested persons in the Hydro-Air Founders. In addition to displaying the actual shares of each, the total of all is shown as attributed to each. Please see Item 7, Relationships and Transactions, for more information and disclosure.

(2) Rene Poole is the managing Director of the two Baycove entities. Diane Poole is Rene Poole's daughter. These shareholders report that they are a single group of related shareholders.

     CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of Registrant. Should we encounter new technologies with synergies to our existing work, further acquisitions might well be considered. However, we have enough before us at the present time, such that we are not looking for additional projects or other acquisitions at this time. Neither our officers, directors, promoters or their respective affiliates have had any discussions with (and there are no present plans, proposals or arrangements with) any representatives of the owners of any business or company regarding the possibility of any additional acquisitions or mergers.

--------------------------------------------------------------------------------
     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
--------------------------------------------------------------------------------

     The following information is provided concerning the Management of Issuer, including all current directors and officers, and positions with the Company. All directors were elected at the last meeting of shareholders on August 7, 1998, and will hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers are elected by the Board of Directors at the first meeting after each annual meeting of shareholders and hold office until their successors are elected. The date of the next annual meeting of the Company has not yet been set. The management of the Company is presently provided on a day-to-day basis by personnel of the Company. The overall management of the Company is presently under the direction and control of its officers and directors.

     The Board of Directors of this Company, Solar Energy Limited, consists of, Dr. Melvin L. Prueitt, Joel S. Dumaresq, Norman Wareham, David Jones and Dr. Reed Jensen.

     The Board of Directors of the subsidiary, Hydro-Air Technologies, Inc., consists of Dr. Prueitt and David Jones, Leslie Speir, and Stanley Prueitt.

     The Board of Directors of the subsidiary, Renewable Energy Corporation, consists of Dr. Reed Jensen.

     Dr. Melvin L. Prueitt, 67, is the Chairman of the Board of Directors of Solar Energy Limited, and President of our wholly-owned subsidiary, Hydro-Air Technologies, Inc. Dr. Prueitt received his B.S. from the Brigham Young University, his M.S. from the University of Arizona and his Ph.D. from the University of New Mexico, all in physics. Following his graduation from the University of Arizona, Dr. Prueitt joined the Los Alamos National Laboratory where he remained until 1993. He has developed a method which combines dry air and water under controlled conditions to release the energy of vaporization of water. This method called HARPS (Hydro-Air Renewable Power System), uses the energy developed thereby to drive a turbine and generator for the production of electric power. HARPS produces no atmospheric pollutants, and, since it produces large quantities of air, it can be used to clean particulates and some noxious gases from polluted air by adding a wet scrubber to the exhaust air. Unlike nuclear plants, it produces no radioactive materials that must be disposed of, unlike coal-fired plants it requires no land-scarring strip mining, and unlike oil-fired plants it does not contribute to the imbalance of foreign trade. Dr. Prueitt, who holds 12 U.S. patents, was the first to determine the temperature of lighting strokes. A prolific research scientist and writer, he has authored three books and has been published in over 30 publications. He is listed in Who s Who in the West, Who s Who in America Index, Men of Achievement, Dictionary of International Biography and Contemporary Authors. Since Leaving Los Alamos Laboratory, Dr. Prueitt has been one of the founders and the Chief Executive Officer of Hydro Air Technologies, Inc.

     Joel S. Dumaresq, 36, is the President of Solar Energy Limited. He is also CFO of Nifco Synergy, Inc. developing financial controls and systems for Expert Software Developer with operations in Canada, the United States and Mexico, and was instrumental in securing $27 million Class 12 Software financing for the company. Mr. Dumaresq was President of Westair Aviation, Inc., responsible for re-organizing and re-financing this air ambulance company. His experience with corporate finance, institutional equity sales and investment brokerage spans the past decade. From 1986 through 1995, he served in various capacities in the investment banking industry. From 1995 through 1997, Mr. Dumaresq was president of Westair Aviation a regional air service company. He is currently a director of Wattage Monitor, Inc., and Booktech Corp, both of which are public corporations.

     Norman Wareham, 45, is the our Secretary-Treasurer and Chief Financial Officer. He has a comprehensive background in implementing information systems for public and private companies, with particular expertise in financial management and tax planning. He was president of Global Financial Corporation in the British West Indies, and has been a public accountant for 25 years, owning two accounting firms. Mr. Wareham is currently on the board of directors and is chief financial officer for several public companies, including the ZMAX Corporation, and Cybernet Internet Services International, Inc. He is also president of Wareham Management Ltd., a private company engaged in management consulting for public and private companies.

     David Jones, 53, is one of our Directors. He brings to the Company 17 years of business experience resulting from starting and developing Jomar Systems, Inc., which specialized in the design and manufacture of nuclear assay equipment, and 32 years of systems development experience involving electronic circuit design, mechanical apparatus design, application software and firmware design, manufacturing and integration. In addition to publishing several articles on nuclear instrumentation and methods, Mr. Jones holds a patent for "Method & Apparatus for Controlling Multiple Motors". In 1992, David F. Jones was awarded the "Excellence in Enterprise" award by the Los Alamos Economic Development Corporation, the Los Alamos National Bank and the Los Alamos National Laboratory. From 1996 and currently, he has been contracted to the Los Alamos National Laboratory to provide project planning and procedure writing in support of the Technical Safety Requirements (TSR) implementation at the Plutonium and CMR facilities. Duties included establishing and maintaining a work breakdown structure and resource loaded schedule for all TSR implementation work and the writing of surveillance procedures at both facilities.

     Dr. Reed Jensen, 63, is one of our Directors, and the sole Director of our second subsidiary, Renewable Energy Corporation. From 1998 to present, he has been engaged as a Program Manager for CO2 sequestration, at Los Alamos National Laboratory ("LANL"). From 1995 to 1998, Dr. Jensen was Deputy Director for Environmental Program Management, LANL. He was responsible for the establishment of environmental stewardship at Los Alamos. From 1993 to 1995, he was engaged in Research at LANL in Nuclear fuel cycle separations from molten salt media and high temperature gas kinetics. From 1986 to 1993, he was Deputy Associate Director with line management responsible for over 1000 chemistry and materials employees including chemistry and materials divisions, at LANL centers and program offices. From 1981 to 1986, he was Program manager and technical leader for Isotope LANL Separation and Laser Programs. From 1974 to 1981, he was Division Leader and Deputy responsible for quality of the technical work, and Role Division Leader LANL engaged primarily in technical leadership. From 1972 to 1974, he was Group Leader, LANL Technical director of activities for about 50 people, in developing giant pulse chemical lasers and inventing the nozzle expansion/laser dissociation method for uranium isotope separation. From 1969 to 1972, he was a Staff Member, Geomagnetic field tracing with barium jets, chemical, LANL kinetics and chemical lasers. From 1967 to 1969, he was Assistant Professor of Chemical laser kinetics, Environmental science and Chemistry, Brigham Young University. From 1966 to 1967, he was Staff Member, Weapons explosives initiation and kinetics of LANL explosions, and engaged in CO2 laser research. He was educated at the University of California at Berkeley, doing Postdoctoral Studies in Laser Chemical Kinetics (1965-1966 school year); and Brigham Young University, Provo, Utah, earning his Ph.D., 1965, in Physical Chemistry and his B.A., 1960, in Chemistry and Mathematics. He enjoys a reading knowledge of German and French, and is fluent in Spanish, by formal study and residence in Hispanic countries. His awards include NIH Postdoctoral Fellow (1965-1966), NDEA Graduate Fellow (1962-1965), Outstanding Thesis Award (1965), Army Commendation Medal (for technical work, 1962), U.S. Department of Energy Certificate of Appreciation (1989), American Academy of Environmental Engineers Excellence in Environmental, Engineering Superior Achievement Award (1998).

     Leslie Speir has been a Director of our Subsidiary, Hydro-Air Technologies, for the past five years. He brings to that Company the solid technical experience in systems design, and in heading up mechanical design teams. During the past five years and currently, he has been a Senior Designer for the Process Equipment Section, Merrick and Company, having participated in the Cold Vacuum Drying Facility for the DOE Richland Operations Office, and he designed equipment for the Pit-9 Waste Reclamation Characterization Facility. He enriches the Company with specialized knowledge and experience in construction, operation and maintenance of electro-mechanical and hydraulic systems, refrigeration equipment, gas chromatographs, ultra high vacuum systems, and mass pectrometer leak detectors, as well as engineering stress and dynamic drive train and basic nuclear physics calculations and radiation exposure computations, heat flow calculations and operation and maintenance of nuclear reactors including pressurized water sodium cooled and gas cooled variation. He is also trained and experienced in health physics surveying techniques and radiological hazards control.

     Stanley Prueitt is a Director of our Subsidiary, Hydro-Air Technologies, and the son of its principal founder, Dr. Melvin L. Prueitt. He brings that Company a range of business, management and personnel skills along with solid experience in project controls and coordination. His executive experience includes marketing, franchising, news director, and business start-up, and the organization of public companies. He speaks, reads and writes Scandinavian languages and is an experienced motivational speaker and conductor of public seminars, and a very active member of the New Mexico Mounted Patrol. From 1995 until 2000, he worked full time on staff of Los Alamos National Laboratories, and has devoted part-time to Hydro-Air Technologies.


     Dr. Prueitt and Dr. Jensen are engaged in the affairs of our research and development projects substantially full-time. Our other officers and directors provide insubstantial time to our affairs, as needed, but have not been required to devote more than minimal time to us, at the present time.

     Dr.  Melvin  L.  Prueitt,  and  Stanley  Prueitt  are  father  and  son.

--------------------------------------------------------------------------------
                        ITEM 6.  EXECUTIVE COMPENSATION.
--------------------------------------------------------------------------------

     The Officers and Directors of the Solar Energy Limited serve without compensation at this time. No plan of compensation has been adopted or is under consideration at this time. None of the Directors currently receives, or has ever received, any salary from the Company in their capacities as such, and none are expected to be compensated in their capacities as such. No officers are expected to receive any compensation for their services. No officers or directors are under an employment contract with the Company. Each Officer presently devotes an insubstantial amount of time to the affairs of the Company. The Company has no retirement, pension, profit sharing, or insurance or medical reimbursement plans.

     The Officers and Directors of HAT Operating subsidiary are compensated for their time on an hourly wage basis. The only full-time person is Dr. Prueitt, whose compensation is set at $35.00 per hour. Compensation is not specifically for duties as Officers and Directors as such, but generally for participation in all their activities of the Operating Subsidiary.

     We issued a total of 700,400 shares to or for HAT. We are required to issue to or for HAT one additional share for each $2.00 of earnings generated by HAT, as determined by Generally Accepted Accounting Principles (GAAP) to a maximum of 3,502,000 additional investment shares. There have not been revenues to date, so that no further issuances have been made to or for HAT. There is no indication when or if these shares or any of them will be earned.

     This discussion is complicated by those internal arrangements among the HAT shareholders, and their Hydro-Air Founders LLC. The HAT Founders LLC is a kind of trust arrangement for the shares issued to it and the shares which may become issuable to it, when and if HAT produces earnings. Their Founders Agreement sets up a formula for distribution in proportion to their continuing participation. Please see Item 7, next following, for more information and for citation to the appropriate exhibits provided with this filing. In order to determine how the HAT founders would distribute their Founders Agreement shares, the computation would include factors hours and other participation not yet ascertainable.

     Since it is impossible to determine whether or whom shares may be issued in the future, no tabular presentation of these multiple contingencies is practicable, except to show the amount issued, that maximum amount which could be issued, and the distribution by percentages of those shares, assuming the maximum issuance, as follows:

HAT Shareholder       Issued      %  If Issued
----------------------------------------------
Melvin L. Prueitt      67,239    10    350,200
David Jones            33,619     5    175,100
Stanley D. Prueitt     33,619     5    175,100
Leslie Speir           33,619     5    175,100
Dana Hansen and        14,008     2     70,040
Linda Hansen
Ara Lee Stevens         5,603     1     35,020

                                       15

Baycove Investments,  140,080    20    700,400
Inc.
Hydro-Air Founders,   372,613    53  1,856,060
LLC
 Total HAT            700,400   100  3,502,000
==============================================

     It is important to understand that these relationships and agreements among and between the HAT shareholders and the Hydro-Air Founders pre-existed our acquisition of HAT and are internal matters to that subsidiary. Our obligation to HAT is only to issue additional shares per formula if and when HAT generates earnings to us.

--------------------------------------------------------------------------------
            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------------------------------

     As previously mentioned, in Item 6, the founders of HAT are interested persons in the Hydro-Air Founders, LLC, an entity created by the founders of HAT to determine the ultimate and phased distribution of shares issued and to be issued to HAT for its acquisition by this Issuer. Exhibit 6.3, the Founders Agreement, sets forth the terms and basis for the calculations, and identifies the individuals included in the class of Hydro-Air Founders.

     Founders  Agreement.  Pursuant to that certain Founders Agreement, provided
     -------------------
as Exhibit 6.3 to this filing, David F. Jones, Melvin L. Prueitt, Stanley Prueitt, and Leslie Speir (individually referred to by name or as a "HAT Shareholder," and collectively referred to as "HAT Shareholders") and Hydro-Air Technologies, Inc., ("HAT") a New Mexico corporation (Corporation") agreed to a plan of organization, management and funding for the HAT and for ownership of their interest in the Solar Energy Limited. The sum and substance of this agreement is that the Founders Shares , that is the shares issued to Hydro-Air Founders, LLC, would be distributed to the Founders according to a formula keyed to their future participation, measured by hours, and by specific kinds of tasks. This Founders agreement is internal to the Founders of HAT and does not further concern Solar Energy Limited, this registering corporation.

     We issued a total of 700,400 shares to or for HAT. We are required to issue to or for HAT one additional share for each $2.00 of earnings generated by HAT, as determined by Generally Accepted Accounting Principles (GAAP) to a maximum of 3,502,000 additional investment shares. There have not been revenues to date, so that no further issuances have been made to or for HAT. There is no indication when or if these shares or any of them will be earned.

     Voting  Trust  Agreement. The HAT shareholders also created a Voting Trust,
     -------------------------
to hold and manage the shares covered by their Founders Agreement. The Voting Trust Agreement is Exhibit 5 to this filing. This agreement is also internal to the Founders and Shareholders of HAT, and does not further concern Solar Energy Limited, this registering corporation.

      Stock  Restriction  Agreement. The HAT shareholders also created a private
      ------------------------------
stock restriction agreement, provided as Exhibit 6.2 to this filing, to limit the ability, as between the Founders and Shareholders, to resell the shares of stock issued to them, in connection with the acquisition of HAT by Solar Energy Limited, this registering corporation.

     The Founders Agreement, the Voting Agreement, and the Stock Restriction Agreement precede our acquisition of HAT. We are not a party to these internal agreements of the HAT Founders and Shareholders.

               the remainder of this page left intentionally blank

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------
                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.
--------------------------------------------------------------------------------

Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

period    high bid  low bid
2nd 1999    1.7812     1.40
3rd 1999      1.75     0.25
4th 1999      0.75    0.375
1st 2000    0.9375    0.375
========  ========  =======

     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.


Holders:  There  are  approximately  198  shareholders  of  this  Issuer.

Dividends: No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------
                           ITEM 2.  LEGAL PROCEEDINGS.
--------------------------------------------------------------------------------

     There are no legal, administrative or enforcement proceedings pending, anticipated or suspected, to which this Issuer is a party or which is expected to impact upon the Issuer or its Financial Statements.

--------------------------------------------------------------------------------
             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
--------------------------------------------------------------------------------

                                      None.

--------------------------------------------------------------------------------
                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
--------------------------------------------------------------------------------

     Solar Energy Limited (the "Registrant" and sometimes "we","us" or "our") was first incorporated in Delaware as Taurus Enterprises, Inc. on January 5, 1994, and re-incorporated in Nevada on August 20, 1996 as Salvage World, Inc. On August 20, 1996. Taurus made its original issuance of 25,000,000 share to founders in 1994, pursuant to Section 4(2) of the Securities Act of 1933. During 1996, Salvage placed an additional 451,250 shares, pursuant to Regulation D, Rule 504, resulting in a total of 25,451,250 shares then issued and outstanding. On December 17, 1997, the Shareholders approved a proposal to Reverse Split the Common Stock of the Corporation 20 to 1; with the provision that no Shareholder owning 100 shares or more shall be reversed or reduced below 100 Shares. The 25,451,260 shares were reduced to 1,272,562, and the adjustment for small shareholders was 5,949 shares, for a total post-reverse of 1,278,511. Also on December 17, 1997, shareholders approved, and Management effected a Plan of Reorganization and Merger of Salvage World, Inc. into Solar Energy Limited, a private Delaware Corporation, the effect of which merger changed the name of this Corporation, moved its place of incorporation from Nevada to Delaware.

     The following disclosure discusses sales of unregistered securities during the three years preceding this filing of April 15, 2000. There were no underwritings or underwriting discounts or commissions. No securities sold are convertible or exchangeable into equity securities, nor warrants nor options representing equity securities. All of the following issuances and placements refer to our common stock. We have no other class or kind of securities.

      On or about December 17, 1997, pursuant to shareholder approval, the Issuer effected "a proposal to Reverse Split the Common Stock of the Corporation 20 to 1; with the provision that no Shareholder owning 100 shares or more shall be reversed or reduced below 100 Shares". On that date there were 25,451,260 shares issued and outstanding. The Result was 1,278,511 post split shares, following the appropriate stock-split adjustment of 5,949 shares.

     Also on December 17, 1997, shareholders approved the placement of up to 10,000,000 additional shares of common stock, at $0.10, pursuant to Regulation D, Rule 504. A total of 7,800,000 shares were placed. These shares were sold to highly sophisticated investors with extensive knowledge of our affairs and condition. They were sold for cash at $0.10 per share. These investors had preexisting relationships with management and affiliate shareholders, and this placement involved no public offering or solicitation.

      About July 23, 1998, we placed 125,000 shares to three accredited investors, with extensive knowledge of our company, and pre-existing relations with management and our affiliates. The restricted shares were sold for cash, at $1.00 per share, with principal reliance on section 4(2) of the Securities Act of 1933.

     About November 10, 1998, we placed a further 2,000,000 shares, in reliance on Rule 504, to four accredited off-shore investors, at $0.01 per share. As before, these investors were known to management and affiliates before the investment and had complete access, by virtue of that relationship to the kind of information which registration would have provided.

     On April 27, 1999, we places an additional 100,000 restricted securities, at $1.00 per share, pursuant to section 4(2) to a single accredited investor.

     On or about November 22, 1999, we placed an additional 800,000 shares to a single accredited investor, off-shore, at $0.18 per share.

     All of our investors enjoyed pre-existing relationships with us, our management and/or our affiliates. We have engaged in no public solicitation or offerings to strangers. All of our investors were either sophisticated or accredited, and all of them were highly knowledgeable about us, and about our affairs, our condition and our prospects for the future.

     In addition to the investments so disclosed, we have made two acquisitions for stock:

Date       Title   Exemption           Amount   Cash
1/98-12/98 Common  section 4(2); Rule  540,709   -0-
           Stock                  145
These shares were issued for the acquisition of Hydro-Air Technologies ( HAT ) to
----------------------------------------------------------------------------------
shareholders and founders of HAT. Pursuant to the acquisition agreement, the shares were issued in phases, 170,400 in April, 1998, and 530,000 in October.
Please see Items 1, 6 and 7 of Part I for more information about the phasing of these and possible future issuance to or for HAT, and for the relationship between the shareholders of HAT, as individuals, and the Founders of HAT as a group.
==================================================================================

Date       Title   Exemption           Amount   Cash
5/99       Common  section 4(2); Rule  350,000   -0-
           Stock                  145
These shares were issued for the acquisition to the shareholder founder of
--------------------------------------------------------------------------------
Renewable Energy Corporation ("RECO"), the issuer's second wholly-owned subsidiary, Pursuant to the  acquisition agreement. Of the total agreed 500,000 shares, 350 thousand were issued and 150,000 were reserved for future employee options. No employee option plan has been adopted or contemplated for adoption yet. Pending the adoption of another plan, the Issuer intends generally that the options if and when issued would be pursuant to section 4(2) of the Act.
================================================================================

--------------------------------------------------------------------------------
               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.
--------------------------------------------------------------------------------

     The Certificate of Incorporation of this Issuer provides for the following indemnity of Directors: that they "shall not be liable to either the corporation or its stockholders for monetary damages for breach of fiduciary duty unless the breach involves: (1) a directors duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit."

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

(A)  SELECTED  FINANCIAL  DATA

                        12/31/99     12/31/98     12/31/97
                     ============  ===========  ===========
Total Assets         $   772,662   $  435,696   $      500
Revenues                     -0-          -0-          -0-
Operating Expenses       569,462      764,690        4,000
Net Earnings or         (561,186)    (759,446)      (4,000)
(Loss)
Per Share Earnings         (.045)       (.147)       (.003)
  or (Loss)
Weighted Average      12,378,911    5,164,228    1,278,511
 Common Shares
 Outstanding
===========================================================

(2)  AUDITED  FINANCIAL  STATEMENTS  are  provided  as:

Exhibit  F1  hereto:  Audited  Financial  Statements:  Solar  Energy  Limited:
Consolidated:
December  31,  1999,  1998

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------
                           ITEM 1.  INDEX TO EXHIBITS.
--------------------------------------------------------------------------------


                                  Exhibit Index

     Each Exhibit is filed under an Exhibit Cover-page, and indexed by the Exhibit Number, Description, and sequential page number of this Registration Statement. Exhibit Table References Numbers refer to the number assigned each category of documents by Part III of Form 1-A.


Exhibit      Table  Category  /  Description  of  Exhibit     Page  Number
Table
  #
--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
F-1 Audited Financial Statements: Solar Energy Limited: Consolidated: 24 December 31, 1999 and 1998
--------------------------------------------------------------------------------
            [2]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
2.1      Certificate of Incorporation: Solar Energy Ltd.                      37
2.2      By-Laws of Solar Energy Ltd.                                         39
2.3      Articles of Incorporation: Hydro-Air Technologies, Inc.              51
2.4      By-Laws: Hydro-Air Technologies, Inc.                                55
2.5      Articles of Renewable Energy Corp                                    60
2.6      Reorganization, Salvage World and Solar Energy Limited               63
2.7      Merger of Salvage World and Taurus                                   68
--------------------------------------------------------------------------------
                               [5]   VOTING TRUST
--------------------------------------------------------------------------------
5     Voting Trust Agreement: Internal to HAT                                 73
--------------------------------------------------------------------------------
                       [6] MATERIAL CONTRACTS/ACQUISITION
--------------------------------------------------------------------------------
6.1     First  Amendment  to  Offer to Purchase and Plan of Internal Funding and
        Share Release and Plan of Reorganization and Acquisition              77
6.2     Stock Restriction Agreement: Internal to HAT                          88
6.3     Founders Agreement: Internal to HAT                                   94
6.3     Purchase Agreement for acquisition of Renewable Energy Corporation   101
================================================================================

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April  15,  2000


        /s/                                /s/
Dr. Melvin L. Prueitt               Joel S. Dumaresq
Chairman/Director                   President/Director

       /s/                                /s/
Norman Wareham                        David M. Jones
Secretary/Treasurer/Director          Director


 /S/
Dr.  Reed  Jensen

--------------------------------------------------------------------------------
                                   EXHIBIT F-1

                          AUDITED FINANCIAL STATEMENTS:
                       SOLAR ENERGY LIMITED: CONSOLIDATED:
                           DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                 C O N T E N T S


Accountants  Report                                  26

Consolidated  Balance  Sheets                        27

Consolidated  Statements  of  Operations             28

Consolidated  Statements  of  Stockholders  Equity   29

Consolidated  Statements  of  Cash  Flows            30

Notes  to  the  Consolidated  Financial  Statements  31-35

                          INDEPENDENT AUDITOR S REPORT

To the Board of Directors and Stockholders of Solar Energy Limited

We have audited the accompanying consolidated balance sheets of Solar Energy Limited (a Development Stage Company) as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders equity and cash flows for the years ended December 31, 1999, 1998, 1997 and from inception on January 5, 1994 through December 31, 1999. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solar Energy Limited (a Development Stage Company) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the years ended December 31, 1999, 1998, 1997 and from inception on January 5, 1994 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring operating losses and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

_________/s/_________
Crouch, Bierwolf & Chisholm
Certified Public Accountants
Salt  Lake  City,  Utah
March  7,  2000

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                           Consolidated Balance Sheets

                                     ASSETS
                                                              December  31,
                                                         1999               1998
--------------------------------------------------------------------------------
Current  assets
   Cash                                               $263,371          $286,627
   Employee  advance                                         0               213
   Notes  receivable  (Note  9)                              0            50,000
Total  Current  Assets                                 263,371           336,840
Property  &  Equipment  (Note  5)                       25,297            16,653
Other  Assets
Organization  costs  (Note  1)                               0             2,181
Patent  Costs  (Note  6)                                33,549             9,808
Goodwill  (Note  7)                                    445,908            66,677
Deposits                                                 4,537             3,537
Total  Other  Assets                                   483,994            82,203
      Total  Assets                                   $772,662          $435,696
================================================================================

                      LIABILITIES AND STOCKHOLDERS  EQUITY
Current  Liabilities
Accounts  payable                                       58,973            44,236
Accrued  liabilities                                    16,183            15,154
Notes  payable  -  related  party  (Note  8)           428,639           210,252
Total  Current  Liabilities                            503,795           269,642
Stockholders  Equity
Common  Stock,  authorized
50,000,000  shares  of  $.0001  par  value,
issued  and  outstanding  13,153,911  and
11,903,911  shares  respectively                         1,315             1,190
Additional  Paid  in  Capital                        1,617,197           953,323
Deficit  Accumulated  During  the
Development  Stage                                  (1,349,645)        (788,459)
Total  Stockholders  Equity                            268,867           166,054
Total  Liabilities  and  Stockholders  Equity         $772,662          $435,696
================================================================================

     The  accompanying  notes are an integral part of these financial statements

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                      Consolidated Statements of Operations

                                                                      Cumulative
                                        For  the  years                  Total
                                      ended  December  31,               Since
                              1999           1998           1997       Inception
--------------------------------------------------------------------------------

Revenues:                    $     0        $     0        $      0      $     0
Expenses:
Amortization                  67,981         19,866             500       89,847
Depreciation                   6,516              0               0        6,516
Bank  Charges                  1,152            983               0        2,135
Bad  Debt                          0        225,000               0      225,000
Consulting                    48,007         16,675               0       66,900
Filing  Fees                       0              0               0          235
Financial  Services            4,512              0           3,500       16,552
Interest  Expense                  0         15,923               0       15,923
Legal  and  accounting        26,294         90,089               0      128,883
Office                         4,459          3,072               0        7,531
Promotion                        275         15,666               0       15,941
Notary                             0              0               0           20
Research  & Development      399,792        288,088               0      687,880
Travel                        10,474         89,328               0       99,802
================================================================================
Total  Expenses              569,462        764,690           4,000    1,363,165
Other  Income  (Expenses)
Interest  Income               8,276          5,244               0       13,520
Net  (Loss)                $(561,186)     $(759,446)        $(4,000)$(1,349,645)
Net  Loss  Per  Share         $(.045)        $(.147)         $(.003)     $(.358)
Weighted  average  shares
outstanding               12,378,911      5,164,228       1,278,511    3,766,694
================================================================================
  The  accompanying  notes are an integral part of these financial statements

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Consolidated Statement of Stockholders  Equity

                                                                       Deficit
                                                                     Accumulated
                                                   Additional        During  the
                              Common  Stock         paid-in          Development
                          Shares         Amount     capital             Stage
--------------------------------------------------------------------------------
Balance at beginning of development
stage-January 5, 1994         0        $     0     $       0          $        0

Stock issued for
organization cost     1,250,000            125         2,375                   0

Net loss December
31,  1994                     0              0             0               (500)
Balance,  December
31, 1994              1,250,000           125          2,375               (500)

Net  loss  December
31,  1995                     0             0              0               (500)
Balance,  December
31, 1995              1,250,000           125          2,375             (1,000)

Shares  issued  for
cash at $.10             13,000             1         25,999                   0

Shares  issued for
cash at $.00458           8,312             1            761                   0

Shares  issued  for
cash  at $.01             1,250             0            251                   0

Stock  split  rounding
adjustment                5,949             1             (1)                  0

Net  loss  December
31,  1996                     0             0              0            (24,013)
Balance,  December
31, 1996              1,278,511           128         29,385            (25,013)

Net  loss  December
31,  1997                     0             0              0             (4,000)
Balance,  December
31, 1997              1,278,511           128         29,385            (29,013)

Shares issued for acquisition of
Hydro-Air
Technologies, Inc.      700,400            70            (70)                  0

Shares issued for cash at
$.10 per share       7,800,000            780         779,220                  0

Shares  issued  for  cash  at
$1.00 per share        125,000             12         124,988                  0

Shares  issued  for  cash  at
$.01 per share       2,000,000            200          19,800                  0

Net  loss  for  the  year  ended
December  31,  1998          0              0               0          (759,446)
Balance,  December
31,  1998           11,903,911          1,190         953,323          (788,459)

Shares  issued  for  cash  at
$1.00  per  share     100,000              10          99,990                  0

Shares  issued  for  acquisition  of  Renewable
Energy  Corporation   350,000              35         419,965                  0

Shares  issued  for  cash  at
$.18  per  share      800,000              80         143,920                  0

Net  loss  for  the  year  ended
December  31,  1999         0               0               0          (561,186)
Balance,  December
31,  1999          13,153,911          $1,315      $1,617,197       $(1,349,645)
================================================================================

  The  accompanying  notes are an integral part of these financial statements

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                      Consolidated Statement of Cash Flows
                                                                    January  5,
                                                                        1994
                                                                     (inception
                                                                      of  the
                                                                    development
                                             For  the  years        stage)  to
                                           ended  December  31,   December  31,
                                       1999        1998          1997       1999
--------------------------------------------------------------------------------
Cash  Flows  From  Operating
Activities
Net  loss                         $(561,186)   $(759,446)  $(4,000) $(1,349,645)
Adjustments  to  reconcile
net  loss  to  net  cash
provided  by  operations
(net  of  acquisition):
Amortization/Depreciation            74,497       21,968       500        98,465
Increase/Decrease  in:
Employee  advance                       213         (176)        0            37
Accounts  payable                    14,321       34,770         0        49,091
Accrued  expenses                     1,029       15,154         0        16,183
Net  Cash  Flows  Used  In
Operating  Activities              (471,126)    (687,730)   (3,500)  (1,185,869)
Cash  Flows  From  Investment
Activities:
Cash  acquired  from  subsidiary     42,733      204,956         0       247,689
Cash  paid  for  patent  costs      (28,872)      (3,917)        0      (32,789)
Cash  paid  for  property &
equipment                           (17,378)      (8,397)        0      (25,775)
Cash paid for deposits               (1,000)      (3,537)        0       (4,537)
Cash  paid  on  notes  receivable         0      (50,000)        0      (50,000)
Net  Cash  Provided  by  Investing
Activities                           (4,517)     139,105         0       134,588
Cash  Flows  From  Financing
Activities:
Issued  common  stock  for  cash    244,000      925,000         0     1,196,013
Cash  received  on  advance  by
shareholders                        318,387      410,252         0       728,639
Cash  paid  on  debt  financing    (110,000)    (500,000)        0     (610,000)
Net  Cash  Provided  by  Financing
Activities                          452,387      835,252         0     1,314,652
Net increase (decrease) in cash     (23,256)     286,627    (3,500)      263,371
Cash,  beginning  of  year          286,627            0     3,500             0
Cash,  end  of  year               $263,371     $286,627   $     0      $263,371
Supplemental  Cash  Flow  Information
Cash  Paid  For:
Interest                           $      0      $15,923   $     0       $15,923
     Taxes                         $      0      $     0   $     0       $     0
================================================================================

  The  accompanying  notes are an integral part of these financial statements

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to The Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE  1  -  Summary  of  Significant  Accounting  Policies

     a.  Organization

     Solar Energy Limited ( the Company ) was incorporated as Taurus Enterprises, Inc. under the laws the State of Delaware on January 5, 1994. The Company was organized primarily for the purpose of operating a used automobile brokerage firm. The Company did not become operational and abandoned its attempts to establish the brokerage operation.

     In August of 1996 its shareholders decided to reactivate the Company, merge the Company with Salvage World, Inc., a private company, change the name to Salvage World, Inc. and reincorporate in the state of Nevada.

    On December 17, 1997 the Company merged with Solar Energy Limited (Solar) a Delaware corporation organized on July 24, 1997 and changed the name to Solar Energy Limited. The surviving corporation is the Delaware corporation and the authorized shares were changed to 50,000,000 par value $.0001. Solar s headquarters are located in Los Alamos, New Mexico.

     On January 1, 1998 the Company issued the initial 170,400 shares of stock and on October 21, 1998 an additional 530,000 share were issued for the acquisition of 100% of Hydro-Air Technologies, Inc. (Hydro) a New Mexico corporation organized June 18, 1997. Hydro owns various rights to patented intellectual property called Hydro-Air Renewable Power System ( HARPS ), and has developed a prototype system to generate electricity from the evaporation of water. Hydro s headquarters are located in Los Alamos, New Mexico. This business combination was accounted using the purchase method.

     In January 1999 the Company issued 350,000 shares of stock for the acquisition of 100% of Renewable Energy Corporation (RECO) a New Mexico corporation organized November 30, 1998. RECO owns various rights to patented intellectual property associated with the solar recycling of CO2 to fuel. RECO s headquarters are located in Los Alamos, New Mexico.

     The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

     b.  Accounting  Method

     The Company recognizes income and expenses on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Fully diluted earnings per share is not presented because it is anti-dilutive.

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE  1  -  Summary  of  Significant  Accounting  Policies  (Continued)

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $1,349,645 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2009. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

     Deferred tax assets and the valuation account is as follows at December 31, 1999 and 1998.

                                                         1999               1998
--------------------------------------------------------------------------------
     Deferred  tax  asset:
   NOL  carrryforward                                $458,880           $268,076
Valuation  allowance                                 (458,880)         (268,076)
Total                                                $      0           $      0

     f.  Organization  Costs

          The Company incurred $2,500 of organization costs in 1994. These costs, which were paid by shareholders of the Company, were exchanged for 1,250,000 shares of common stock. Organization costs are being amortized on a straight line method over a 60 month period. These costs will be recovered only if, the Company is able to generate a positive cash flow from operations. Hydro incurred costs of $3,116 for their organization. All organizational costs were fully amortized during 1999 to conform with recently issued accounting standards.

     g.  Use  of  estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management s estimates. Actual results could differ from those estimates.

     h.  Principles  of  Consolidation

     The Consolidated Financial Statements include the accounts of Solar Energy Limited and its wholly owned subsidiaries Hydro-Air Technologies, Inc. (1999 and 1998) and Renewable Energy Corporation (1999 only). All intercompany accounts and transactions have been eliminated in the consolidation.

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE  2  -  Going  Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management s plan to raise sufficient funds to develop the next phase of the HARPS Technology and then begin to manufacture and market the HARPS Power system.

NOTE  3  -  Development  Stage  Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE  4  -  Stockholders  Equity  Transactions

     Pursuant to the plan or reorganization and merger agreement dated August 20, 1996, the Company merged Taurus Enterprises, Inc. (a public company) with Salvage World, Inc. (a private company). The shareholders of Taurus returned their stock and received stock in the new combined entity named Salvage World, Inc. The Company changed the par value of its common stock from $.0001 to $.001.

     Pursuant to the merger agreement dated December 17, 1997, the Company merged with Solar Energy Limited and the shareholders of Salvage received shares in the new combined Solar entity. The Company then changed the par back to $.0001 and the new authorized capital became 50,000,000. The Board then authorized a 1 for 20 reverse stock split. These financial statements have been retroactively restated to reflect the split.

     The Company has issued 700,400 shares of stock to acquire 100% of the stock of Hydro-Air Technologies. The acquisition agreement between the Company and Hydro-Air Technologies provides an initial issuance of stock at the beginning of phase one, and additional issuances throughout the development process to arrive at no less than 4,000,000 shares or 40% of the outstanding stock. Because Hydro had a negative equity position goodwill was recorded and no value was assigned to the stock issued.

     The Company issued 7,800,000 shares of common stock at $.10 and 2,000,000 shares of common stock at $.01 in an exempt 504 offering which raised $800,000 during 1998.

     The Company also issued 125,000 shares of common stock for $125,000 in a 505 exempt offering.

     During January 1999, the Company issued 350,000 shares of its common stock to acquire 100% of the stock of Renewable Energy Corporation. The shares were valued at $1.20 each net of a 40% discount due on their restricted nature based on the trading value of the stock at the time.

     During May 1999, the Company issued 100,000 shares of its common stock for cash of $100,000.

     During November 1999, the Company issued 800,000 shares of its common stock for cash of $144,000.

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE  5  -  Property  &  Equipment

     Property and equipment consists of the following at December 31, 1999 and 1998:

                                                         1999               1998
--------------------------------------------------------------------------------
     Office  Equipment  &  Furniture                  $26,496            $11,020
Tools                                                   1,539              1,539
Auto                                                    6,522              6,522
================================================================================
                                                       34,557             19,081
Accumulated  Depreciation                              (9,260)           (2,428)
Net  Property  &  Equipment                           $25,297            $16,653

     Depreciation expense for the years ended December 31, 1999 and 1998 is $6,516 and $2,102, respectively.

NOTE  6  -  Patent  Costs

     The Company has incurred legal costs in connection with the Patent process which the Company has rights to, and has therefore capitalized those costs and is amortizing them over a five year period. Amortization expense attributable to patents during 1999 and 1998 was $7,312 and $778, respectively.

NOTE  7  -  Goodwill

     The Company recorded Goodwill in connection with the acquisition of Hydro, due to the negative equity position of Hydro. A total of $83,346 was recorded upon acquisition and is being amortized over a 5 year period. The realization of this asset is contingent upon Hydro s ability to generate revenues from the HARPS process.

     The Company also recorded Goodwill in connection with the acquisition of RECO due to the negative equity position of RECO. A total of $439,900 was recorded upon acquisition and is being amortized over a ten year period. The realization of this asset is contingent upon RECO s ability to generate revenues from the Solar Energy process.

NOTE  8  -  Notes  Payable  -  Related  Party

     FCIC a shareholder of the Company advanced $300,000 to Hydro Air during 1997 and $200,000 to the Company during 1998 for phase one expense requirements. $500,000 has been paid back, leaving a $0 balance due at December 31, 1998.

     Cesare Bette, a shareholder, loaned the Company $100,000 during 1998 as a short term working capital loan. The advance was repaid in February 1999.

     Baycove Investments, Ltd., a shareholder, loaned the Company $308,387 and $110,252 during 1999 and 1998, respectively. The loans are non-interest bearing and due upon demand. The balance of these loans at December 31, 1999 and 1998 is $418,639 and $110,252, respectively

     Reed Jensen, a shareholder, loaned the Company $20,000 during 1999. The loan is non-interest bearing and due upon demand. The Company made payments of $10,000 on the loan and the balance due at December 31 1999 is $10,000.

     The  accompanying  notes are an integral part of these financial statements

                              SOLAR ENERGY LIMITED
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE  9  -  Notes  Receivable/Acquisition  of  RECO

     Pursuant to a purchase agreement between the Company and Renewable Energy Corporation (RECO) the Company advanced $50,000 during 1998 as an unsecured loan. Upon the closing at January 31, 1999, $30,000 of the loan converted to equity of RECO and the Company became 100% owners of the common stock. The remaining $20,000 of the unsecured loan was advanced for startup costs and is considered as a cost of the investment in RECO. According to the agreement, the Company issued 350,000 shares to the shareholders of RECO. This business combination was accounted for using the purchase method.

In addition, the agreement specifies a commitment by the Company to provide working capital loans of $5,700,000 to it subsidiaries throughout various phases of development.

NOTE  10  -  Commitments

     The founder of the HARPS technology has granted Hydro an exclusive license to develop, manufacture and market the same. For the license Hydro is committed to a 1% royalty on gross sales of the units and 1/2% royalty on the sale of the electrical power generated by any power plants owned by Hydro.

     The Company is committed to an operating lease for office space in Los Almos, New Mexico that expires in August 2000. Future minimum lease payments are as follows at December 31, 1999.

2000      $          18,400
Total     $          18,400
          =          ======

NOTE  11  -  Fair  Value  of  Financial  Instruments

    Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

     Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable approximate fair value.

--------------------------------------------------------------------------------
                                   EXHIBIT 2.1

                 CERTIFICATE OF INCORPORATION: SOLAR ENERGY LTD.
--------------------------------------------------------------------------------

                          CERTIFICATE OF INCORPORATION
                                       OF

                              Solar Energy Limited

     FIRST,  The  name  of  this  corporation  is  Solar  Energy  Limited.

     SECOND: Its registered office in the State of Delaware is to be located at 1313 N. Market Street, Wilmington DE 19801-1151, County of New Castle. The registered agent in charge thereof is The Company Corporation, address "same as above."

     THIRD: The nature of the business and, the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things herein mentioned as fully and to the same extent as natural persons might or could do, and in any part of the world, vis:

     The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH: The amount of the total authorized capital stock of this corporation is divided into 50,000,000 shares of stock at .0001 par value.

     FIFTH:  The  name  and  mailing  address of the incorporator is as follows:

     Regina  Cephas,  131  N.  Market  St.,  Wilmington  DE  19801-1151.

     SIXTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

     With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.

     The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholder; and no stockholder shall have any right of inspecting any account, or book or document of this Corporation, except as conferred by the law of the By-Laws, or by resolution of the stockholders.

     The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the Corporation outside of the State of Delaware, at such places as may be from time to time designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

     SEVENTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach involves: (1) a director's duty of loyalty to the corporation of its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stoc k purchase or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

     I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, make, file and record this Certificate and do certify that the facts herein are true; and I have accordingly hereunto set my hand.


DATED:  July  24,  1997                                        /s/
                                                         Regina  Cephas

--------------------------------------------------------------------------------
                                   EXHIBIT 2.2

                           BY-LAWS OF SOLAR ENERGY LTD.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     BY-LAWS
                                       OF
                               SOLAR ENERGY, INC.
--------------------------------------------------------------------------------

                               ARTICLE I - OFFICES

1.     REGISTERED  OFFICE  AND  AGENT

     The  registered  office  of  the  corporation  shall  be  maintained  at

     112C  Longview  Drive
     Los  Alamos,  NM  87544

     The registered office or the registered agent, or both, may be changed by resolution of the board of directors, upon filing the statement required by law.

2.     PRINCIPAL  OFFICE

     The  principal  office  of  the  corporation  shall  be  at

     112C  Longview  Drive
     Los  Alamos,  NM  87544


provided that the board of directors shall have power to change the location of the principal office in its discretion.

3.     OTHER  OFFICES

     The corporation may also maintain other offices at such places within or without the State of Delaware as the board of directors may from time to time appoint or as the business of the corporation may require.

                            ARTICLE II - SHAREHOLDERS

1.     PLACE  OF  MEETING

     All meetings of shareholders, both regular and special, shall be held either at the principal office of the corporation in Delaware or at such other places, either within or without the state, as shall be designated in the notice of the meeting.

2.     ANNUAL  MEETING

     The annual meeting of shareholders for the election of directors and for the transaction of all other business which may come before the meeting shall be held on the 15th day of April in each year (if not a legal holiday and, if a legal holiday, then on the next business day following) at the hour specified in the notice of meeting.

     If the election of directors shall not be held on the day above designated for the annual meeting, the board of directors shall cause the election to be held as soon thereafter as conveniently may be at a special meeting of the shareholders called for the purpose of holding such election.

     The annual meeting of shareholders may beheld for any other purpose in addition to the election of directors which may be specified in a notice of such meeting. The meeting may be called by resolution of the board of directors or by a writing filed with the secretary signed either by a majority of the directors or by shareholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote at any such meeting.

3.     NOTICE  OF  SHAREHOLDERS'  MEETING

     A written or printed notice stating the place, day and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the president, secretary or the officer or person calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the share transfer books of the corporation, with postage thereon prepaid.

4.     VOTING  OF  SHARES

     Each outstanding share with voting privileges, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation or by law.

     Treasury shares, shares of its own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this corporation, and shares of its own stock held by this corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

     A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable, and in no event shall it remain irrevocable for a period of more than eleven (11) months.

     At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or unless prohibited by the articles of incorporation, to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principal among any number of such candidates. Any shareholder who intends to cumulate his votes as herein authorized shall give written notice of such intention to the secretary of the corporation on or before the day preceding the election at which such shareholder intends to cumulate his votes.

5.     CLOSING  TRANSFER  BOOKS  AND  FIXING  RECORD  DATE

     For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the share transfer books shall be closed for a stated period not exceeding fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the by-laws or in the absence of an applicable by-law the board of directors, may fix in advance a date as the record date for any such determination of shareholders, not later than fifty (50) days and, in case of a meeting of shareholders, not earlier than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of share transfer books and the stated period of closing has expired.

6.     QUORUM  OF  SHAREHOLDERS

     Unless otherwise provided in the articles of incorporation, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, but in no event shall a quorum consist of the holders of less than one-third (1/3) of the shares entitled to vote and thus represented at such meeting. The vote of the holders of a majority of the shares entitled to vote and thus represented at a meeting at which a quorum is present shall be the act of the shareholders' meeting, unless the vote of a greater number is required by law, the articles of incorporation of the by-laws.

7.     VOTING  LISTS

     The officer or agent having charge of the share transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share transfer books shall be prima-facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote any meeting of shareholders.

8.     ACTION  BY  CONSENT  OF  SHAREHOLDERS

     In lieu of a formal meeting, action may be taken by unanimous consent of the shareholders.

                             ARTICLE III - DIRECTORS

1.     BOARD  OF  DIRECTORS

     The business and affairs of the corporation shall be managed by a board of directors. Directors need not be residents of the State of Delaware nor be shareholders in the corporation.

2.     NUMBER  AND  ELECTION  OF  DIRECTORS

     The number of directors shall be 3 provided that the number may be increased or decreased from time to time by an amendment to these by-laws, but no decrease shall have the effect of shortening the term of any incumbent director. At each annual election the shareholders shall elect directors to hold office until the next succeeding annual meeting.

3.     VACANCIES

     Any vacancy occurring in the board of directors may be filled by the affirmative vote of the remaining directors, though less than a quorum of the board. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

4.     QUORUM  OF  DIRECTORS

     A majority of the board of directors shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

5.     ANNUAL  MEETING  OF  DIRECTORS

     Within thirty days after each annual meeting of shareholders the board of directors elected at such meeting shall hold an annual meeting at which they shall elect officers and transact such other business as shall come before the meeting.

6.     REGULAR  MEETING  OF  DIRECTORS

     A regular meeting of the board of directors may be held at such time as shall be determined from time to time by resolution of the board of directors.

7.     SPECIAL  MEETINGS  OF  DIRECTORS

     The secretary shall call a special meeting of the board of directors whenever requested to do so by the president or by two directors. Such special meeting shall be held at the time specified in the notice of meeting.

8.     PLACE  OF  DIRECTORS'  MEETINGS

     All meetings of the board of directors (annual, regular or special) shall be held either at the principal office of the corporation or at such other place, either within or without the State of Delaware, as shall be specified in the notice of meeting.

9.     NOTICE  OF  DIRECTORS'  MEETINGS

     All meetings of the board of directors (annual, regular or special) shall be held upon five (5) days' written notice stating the date, place and hour of meeting delivered to each director either personally or by mail or at the direction of the president or the secretary or the officer or person calling the meeting.

     In any case where all of the directors execute a waiver of notice of the time and place of meeting, no notice thereof shall be required, and any such meeting (whether annual, regular or special) shall be held at the time and at the place (either within or without the State of Delaware) specified in the waiver of notice. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

10.     COMPENSATION

     Directors, as such, shall not receive any stated salary for their services, but by resolution of the board of directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each annual, regular or special meeting of the board, provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

11.     ACTION  BY  CONSENT  OF  DIRECTORS

     In lieu of a formal meeting, action may be taken by unanimous written consent of the directors.

                              ARTICLE IV - OFFICERS

1.     OFFICERS  ELECTION

     The officers of the corporation shall consist of a president, one or more vice-presidents, a secretary, and a treasurer. All such officers shall be elected at the annual meeting of the board of directors provided for in Article III, Section 5. If any office is not filled at such annual meeting, it may be filled at any subsequent regular or special meeting of the board. The board of directors at such annual meeting, or at any subsequent regular or special meeting may also elect or appoint such other officers and assistant officers and agents as may be deemed necessary. Any two or more offices may be held by the same person, except the offices of president and secretary.

     All officers and assistant officers shall be elected to serve until the next meeting of directors (following the next annual meeting of shareholders) or until their successors are elected; provided, that any officer or assistant officer elected or appointed by the board of directors may be removed with or without cause at any regular or special meeting of the board whenever in the judgment of the board of directors the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any agent appointed shall serve for such term, not longer than the next annual meeting of the board of directors, as shall be specified, subject to like right of removal by the board of directors.

2.     VACANCIES

     If any office becomes vacant for any reason, the vacancy may be filled by the board of directors.

3.     POWER  OF  OFFICERS

     Each officer shall have, subject to these by-laws, in addition to the duties and powers specifically set forth herein, such powers and duties as are commonly incident to this office and such duties and powers as the board of directors shall from time to time designate. All officers shall perform their duties subject to the directions and under the supervision of the board of directors. The president may secure the fidelity of any and all officers by bond or otherwise.

4.     PRESIDENT

     The president shall be the chief executive officer of the corporation. He shall preside at all meetings of the directors and shareholders. He shall see that all orders and resolutions of the board are carried out, subject however, to the right of the directors to delegate specific powers, except such as may be by statute exclusively conferred on the president, to any other officers of the corporation.

     He or any vice-president shall execute bonds, mortgages and other instruments requiring a seal, in the name of the corporation, and, when authorized by the board, he or any vice-president may affix the seal to any instrument requiring the same, and the seal when so affixed shall be attested by the signature of either the secretary or an assistant secretary. He or any vice-president shall sign certificates of stock.

     The  President  shall  be  ex-officio  a member of all standing committees.

     He shall submit a report of the operations of the corporation for the year to the directors at their meeting next preceding the annual meeting of the shareholders and to the shareholders at their annual meeting.

5.     VICE-PRESIDENTS

     The vice-president shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and they shall perform such other duties as the board of directors shall prescribe.

6.     THE  SECRETARY  AND  ASSISTANT  SECRETARIES

     The secretary shall attend all meetings of the board and all meetings of the shareholders and shall record all votes and the minutes of all proceedings and shall perform like duties for the standing committees when required. He shall give or cause to be given notice of all meetings of the shareholders and all meetings of the board of directors and shall perform such other duties as may be prescribed by the board. He shall keep in safe custody the seal of the corporation, and when authorized by the board, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of an assistant secretary.

     The assistant secretary shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary, and they shall perform such other duties as the board of directors shall prescribe.

     In the absence of the secretary or an assistant secretary, the minutes of all meetings of the board and shareholders shall be recorded by such person as shall be designated by the president or by the board of directors.

7.     THE  TREASURER  AND  ASSISTANT  TREASURERS

     The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

     The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements. He shall keep and maintain the corporation's books of account and shall render to the president and directors an account of all of his transactions as treasurer and of the financial condition of the corporation and exhibit his books, records and accounts to the president or directors at any time. He shall disburse funds for capital expenditures as authorized by the board of directors and in accordance with the orders of the president, and present to the president for his attention any requests for disbursing funds if in the judgment of the treasurer any such request is not property authorized. He shall perform such other duties as may be directed by the board of directors or by the president.

     If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

     The assistant treasurers in the order of their seniority shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer, and they shall perform such other duties as the board of directors shall prescribe.

                ARTICLE V - CERTIFICATES OF STOCK: TRANSFER. ETC.

1.     CERTIFICATES  OF  STOCK

     The certificates for shares of stock of the corporation shall be numbered and shall be entered in the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the president or a vice-president and the secretary or an assistant secretary and shall be sealed with the seal of the corporation or a facsimile thereof. If the corporation has a transfer agent or a registrar, other than the corporation itself or an employee of the corporation, the signatures of any such officer may be facsimile. In case any officer or officers who shall have signed or whose facsimile signature or signatures shall have been used on any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before said certificate may nevertheless be issued by the corporation with the same effect as though the person or persons who signed such certificates or whose facsimile signature or signatures shall have been used thereon had been such officer or officers at the date of its issuance. Certificates shall be in such form as shall in conformity to law be prescribed from time to time by the board of directors.

     The corporation may appoint from time to time transfer agents and registrars, who shall perform their duties under the supervision of the secretary.

2.     TRANSFERS  OF  SHARES

     Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

3.     REGISTERED  SHAREHOLDERS

     The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not is shall have express or other notice thereof, except as otherwise provided by law.

4.     ISSUANCE  OF  ADDITIONAL  SHARES

     The corporation shall be enabled to issue additional common shares or to create additional classes of stock.

5.     LOST  CERTIFICATE

     The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost. when authorizing such issue of a new certificate or certificates, the board of directors in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost or destroyed certificate or certificates or his legal representatives to advertise the same in such manner as it shall require or to give the corporation a bond with surety and in form satisfactory to the corporation (which bond shall also name the corporation's transfer agents and registrars, if any, as obligees) in such sum as it may direct as indemnity against any claim that may be made against the corporation or other obligees with respect to the certificate alleged to have been lost or destroyed, or to advertise and also give such bond.

                              ARTICLE VI - DIVIDEND

1.     DECLARATION

     The board of directors may declare at any annual, regular or special meeting of the board and the corporation may pay, dividends on the outstanding shares in cash, property or in the shares of the corporation to the extent permitted by, and subject to the provisions of, the laws of the State of Delaware.

2.     RESERVES

     Before payment of any dividend there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time in their absolute discretion think proper as a reserve fund to meet contingencies or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                           ARTICLE VII - MISCELLANEOUS

1.     INFORMAL  ACTION

     Any action required to be taken or which may be taken at a meeting of the shareholders, directors or members of the executive committee, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the shareholders, directors, or members of the executive committee, as the case may be, entitled to vote with respect to the subject matter thereof, and such consent shall have the same force and effect as a unanimous vote of the shareholders, directors, or members of the executive committee, as the case may be, at a meeting of said body.

2.     SEAL

     The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its incorporation and the name "DELAWARE". The seal may be used by causing it or a facsimile to be impressed or affixed or in any other manner reproduced. The corporate seal may be altered by order of the board of directors at any time.

3.     CHECKS

     All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

4.     FISCAL  YEAR

     The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

5.     DIRECTORS'  ANNUAL  STATEMENT

     The board of directors shall present at each annual meeting of shareholders a full and clear statement of the business and condition of the corporation.

6.     CLOSE  CORPORATIONS:  MANAGEMENT  BY  SHAREHOLDERS

     If the articles of incorporation of the corporation and each certificate representing its issued and outstanding shares states that the business and affairs of the corporation shall be managed by the shareholders of the corporation rather than by a board of directors, then, whenever the context so requires by the shareholders of the corporation shall be deemed the directors of the corporation for purposes of applying any provision of these bylaws.

7.     AMENDMENTS

     These by-laws may be altered, amended or repealed in whole or in part by the affirmative vote of the holders of a majority of the shares outstanding and entitled to vote, but such power may be delegated by the shareholders to the board of directors.

     The above By-Laws approved and adopted by the Board of Directors on December 15, 1998.


       /s/
Joel S. Dumaresq, President

--------------------------------------------------------------------------------
                                   EXHIBIT 2.3

             ARTICLES OF INCORPORATION: HYDRO-AIR TECHNOLOGIES, INC.
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                          HYDRO-AIR TECHNOLOGIES, INC.


     The undersigned acting as an Incorporator of a corporation under the New Mexico Business Corporation Act [53-11-1 to 53-18-12 NMSA 1978 (1993 Repl.)] adopts the following Articles of Incorporation for the corporation:


                                    ARTICLE I

     Its  corporation  name  will  be  Hydro-Air  Technologies,  Inc.

                                   ARTICLE II

     It is organized to provide research and development in the production of power utilizing the heat vaporization of water and for every other purpose permitted by the Business Corporation Act.

                                   ARTICLE III

     It will have authority to issue one class of 250,000 shares of no par value common stock.

                                   ARTICLE IV

     Its initial registered office address will be 161 Cascabel, Los Alamos, NM 87544, and its initial registered agent at that address will be Melvin L. Prueitt.

                                    ARTICLE V

     The names and addresses of the four Directors who will constitute its initial Board of Directors and who have consented to serve as Directors until the first annual meeting of shareholders or until their successors are elected and qualify are:

     Melvin  L.  Prueitt                Stanley  D.  Prueitt
     161  Cascabel                      2848-A  Walnut  Street
     Los  Alamos  NM  87544             Los  Alamos  NM  87544

     David  F.  Jones                   Leslie  G.  Speir
     131  San  Ildefonso  Road          PO  Box  4172
     Los  Alamos  NM  87544             Fairview  Station
                                        Espanola  NM  87533


                                   ARTICLE VI

     Each director who qualifies under Section 53-12-2(e) NMSA 1978 (1933 Repl.), as amended from time to time, shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director of the Corporation.

                                   ARTICLE VII

     The  name  and  address  of  the  Incorporator  is:

Melvin  L.  Prueitt
161  Cascabel
Los  Alamos  NM  87544


DATED  this  18th  day  of  June,  1977.

/S/
Melvin  L.  Prueitt,  Incorporator

                     AFFIDAVIT OF ACCEPTANCE OF APPOINTMENT
                           BY INITIAL REGISTERED AGENT

     I, Melvin L. Prueitt, being duly sworn, accept appointment by Hydro-Air Technologies, Inc. as its Initial Registered Agent, pursuant to the Business Corporation Act (53-12-3 NMSA 1978 (1993 Repl.)].




/S/
Melvin  L.  Prueitt,  Incorporator

STATE  OF  NEW  MEXICO

COUNTY  OF  LOS  ALAMOS

     On this 18th day of June, 1997, Melvin L. Prueitt personally appeared before me, a Notary Public in and for the State and County aforesaid, and acknowledged that he does hereby accept the appointment as the initial Registered Agent of Hydro-Air Technologies, Inc., the corporation applying for Certificate of Incorporation in the foregoing Articles of Incorporation.

(Seal)


                                         /S/
                              Notary  Public


                              My  Commission  Expire:
                              7-27-01

--------------------------------------------------------------------------------
                                   EXHIBIT 2.4

                      BY-LAWS: HYDRO-AIR TECHNOLOGIES, INC.
--------------------------------------------------------------------------------

                                     BYLAWS
                                       OF
                          HYDRO-AIR TECHNOLOGIES, INC.


                                        I
                                  SHAREHOLDERS

     A. MEETINGS: The Annual Meeting of Shareholders will be held on the first day of June at the hour of 6:00 p.m. at the place fixed by the Board. Special Meetings of Shareholders may be called by the President, the Board, of the holders of thirty (30%) percent of the shares entitled to vote at the meeting and will be held at the time and place fixed by the person calling the Special Meeting. If the place of meeting is not fixed, the meeting will be held at the registered office of the Corporation.

     B. NOTICE: Written Notice stating the time, place, and, if a Special Meeting, the purpose, will be delivered not less than ten, nor more than fifteen days before the meeting date either personally or by mail at the direction of the President, the Secretary, or the persons calling the meeting, to each Shareholder of record entitled to vote at the meeting. If mailed, a Notice is deemed delivered when deposited postage prepaid in the United States mail addressed to the Shareholder at the address shown by the Corporation transfer books.

     C. QUORUM - VOTING: A majority of the shares entitled to vote represented in person or by proxy will constitute a quorum at a meeting of Shareholders. A quorum once attained continues until adjournment despite voluntary withdrawal of enough shares to leave less than a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter will be the act of the Shareholders unless the vote of a greater number or class voting is required by the Business Corporation Act.

                                       II
                                    Directors

A. NUMBER, TENURE, QUALIFICATION, ELECTION: The Board will consist of six Directors who will be elected annually by the Shareholders at their Annual Meeting to serve until their successors have been elected and qualified. A Director need not be a Shareholder or a New Mexico resident. A Director may be removed with or without cause by the Shareholders, or may resign. If there is more than one Director, vacancies may be filled by a majority of the remaining Directors though less than a quorum. If no Directors, remain, the Shareholders shall elect new Directors. Newly created directorships may be filled by the Directors for a term of office continuing only until the next election of Directors by the Shareholders.

B. MEETINGS: An Annual Meeting of the Board will be held without notice immediately following the Shareholders' Annual Meeting. Special Meetings of the Board may be called by any Director or Officer and will be held at the time and place fixed by the person calling the Special Meetings. Written Notice stating the time, place and purpose of the Special Meeting will be delivered either personally, by mail, or by telegram at the direction of the person calling the meeting, to each Director at least twenty-four (24) hours before the Special Meeting time. If mailed, or telegraphed, a Notice is deemed delivered when deposited, postage or charges prepaid, with the transmitting agency, addressed to the Director.

C. QUORUM - ACTION: A majority of the number of Directors then in office will constitute a quorum at Board Meetings. A quorum once attained continues until adjournment despite voluntary withdrawal of enough Directors to leave less than a quorum. The act of a majority of the Directors present at a meeting at which a quorum is present will be the act of the Board. The Directors will manage the business and affairs of the Corporation and may act only as a Board with each Director having one vote. The Board of Directors, by resolution adopted by a majority of the full Board, may designate from among its members one or more committees each of which shall have and may exercise all the authority of the Board to the extent provided by law.

                                       III
                                    Officers

A. NUMBER, TENURE, QUALIFICATION AND ELECTION: The officers of the Corporation will be President, Vice President, Secretary and Treasurer, and such other officers as the Board may decide, who will be elected annually by the Board at its Annual Meeting to serve until their successors are elected and qualified. Officers need not be Shareholders, or Directors, or New Mexico residents. An officer may be removed with or without cause by the Board, or may resign. Vacancies and newly created offices will be filled by the Board. One person may hold more than one office, but no person may be both President and Secretary. Officers will perform the duties, and will have the power and authority, assigned by the Board, incident to the office, and provided in the Bylaws.

B. PRESIDENT AND VICE PRESIDENT: The President, or the Vice President during the absence, disability, or failure to act of the President, will be the chief executive officer of the Corporation, will preside at all Corporation meetings, and when authorized will execute and deliver documents in the name of the Corporation.

C. SECRETARY AND ASSISTANTS: The Secretary, or any Assistant Secretary during the absence, disability, or failure to act, of the Secretary, will keep and have custody of, the record of Shareholders, the stock transfer books, and the minutes of the proceedings of the Shareholders and Directors, will give all Notices required, and when authorized will execute, attest, seal, and deliver documents of the Corporation.

D. TREASURER AND ASSISTANTS: The Treasurer, or any Assistant Treasurer during the absence, disability, or failure to act, of the Treasurer, will be custodian of the property of, and will be responsible for keeping, correct and complete books and records of account for the Corporation.

                                       IV
                            ACTION WITHOUT A MEETING

     Any action required or permitted to be taken at a meeting of Shareholders or Directors may be taken without a meeting if a consent in writing setting forth the action so taken is signed by all of the Shareholders entitled to vote with respect to the subject matter thereof, or by all the Directors, as the case may be.

                                        V
                                WAIVER OF NOTICE

     Whenever any notice is required to be given to any Shareholder or Director, a waiver thereof in writing signed by the person entitled to the notice is equivalent to the giving of the notice. The attendance of a Shareholder in person or by proxy, or of a Director, at a meeting constitutes a waiver of notice of the meeting except when attendance is for the sole purpose of objecting because the meeting is not lawfully called or convened.

                                       VI
                                      SEAL

     The Board may adopt a corporate seal which the Corporation may use by impressing or affixing it or a facsimile thereof, but the failure to have or affix a corporate seal does not affect the validity of any instrument or any action taken in reliance thereon or in pursuance thereof.

                                       VII
                         SHARE CERTIFICATES AND TRANSFER

     The Board will adopt a form of certificate to represent the shares of the Corporation. Each Shareholder is entitled to a certificate, signed by the President or Vice President, and the Secretary or an Assistant Secretary, and representing the number of full and fractional fully paid shares owned by the Shareholder. Share transfer and issuance will be done by the Secretary, or the designee thereof, in the manner provided by the Business Corporation Act and Uniform Commercial Code of New Mexico. The name and address of the Shareholder to whom the certificate is issued, the number and class of shares represented, and the date of original issue or from whom transferred shall be entered on the record of Shareholders of the Corporation. The person or entity in whose name shares stand on the record of Shareholders of the Corporation will be the Shareholder and will be deemed by the Corporation to be the owner of the shares for all purposes whether or not the Corporation has other knowledge. Shares will be transferred only on the stock transfer books of the Corporation.

                                      VIII
                                MONETARY MATTERS

A. FUNDS AND BORROWING: The depository for corporate funds, the persons entitled to draw against these funds, the person entitled to borrow on behalf of the Corporation, and the manner of accomplishing these matters will be determined by the Board.

B. COMPENSATION: The compensation for the Directors and Officers will be established by the Board. Compensation of employees will be established by the President subject to review by the Board.

C. FISCAL YEAR: The fiscal year of the Corporation will be established by the Board.

                                       IX
                               INTERESTED PARTIES

     No transaction of the Corporation will be affected because a Shareholder, Director, Officer or Employee of the Corporation is interested in the transaction. Such interested parties will be counted for quorum purposes, and may vote, when the Corporation considers the transaction. Such interested parties will not be liable to the Corporation for the party's profits, or the Corporation's losses, from the transaction.

                                        X
                                   AMENDMENTS

     These Bylaws may be altered, amended, or repealed by the Board unless the power to do so is reserved to the Shareholders by the Articles of Incorporation.

                             SECRETARY'S CERTIFICATE

     I certify the foregoing to be the true copy of the Bylaws duly adopted by the Corporation on the 15th day of July 1997.



/S/
Stanley  D.  Prueitt

--------------------------------------------------------------------------------
                                   EXHIBIT 2.5
                       ARTICLES OF RENEWABLE ENERGY CORP.
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION

     The undersigned acting as an Incorporator of a corporation under the New Mexico Business Corporation Act adopts the following Articles of Incorporation for the corporation.

                                    ARTICLE I

     Its  corporate  name  will  be  Renewable  Energy  Corporation.

                                   ARTICLE II

     It is organized to develop advanced solar energy and solar fuels processes and for every other purpose permitted by the Business Corporation Act.

                                   ARTICLE III

     It will have authority to issue one class of 100,000 shares of no par value common.

                                   ARTICLE IV

     Its initial registered office address will be Suite 1000, 6555 Americas Parkway, N.E., Albuquerque, New Mexico, and its initial registered agent at that address will be Graham Browne.

                                    ARTICLE V

     The name and address of the two Directors who will constitute its initial Board of Directors is:

     Reed  Jensen
     121  La  Vista
     Los  Alamos,  New  Mexico  87544

     Nancy  P.  Jensen
     121  La  Vista
     Los  Alamos,  New  Mexico  87544


     DATED:  November  25,  1998.


/s/
GABRIEL  M.  PARRA
Suite  1000
6555  Americas  Parkway,  N.E.
Albuquerque,  New  Mexico

                            ACCEPTANCE OF APPOINTMENT
                               AS REGISTERED AGENT

     The undersigned, being duly sworn, accepts appointment as Registered Agent pursuant to the Business Corporation Act for Renewable Energy Corporation, a New Mexico corporation.



/s/
GRAHAM  BROWNE


STATE  OF  NEW  MEXICO

COUNTY  OF  BERNALILLO

     Signed  and  sworn  before  me  on  November  25,  1998  by  Graham Browne.


/s/  Victoria  Wiley
Notary  Public

My  commission  expires:
January  2,  2002

--------------------------------------------------------------------------------
                                   EXHIBIT 2.6
          REORGANIZATION, SALVAGE WORLD AND SOLAR ENERGY LIMITED CORP.
--------------------------------------------------------------------------------

                        PLAN OF REORGANIZATION AND MERGER
                                    BY WHICH
                               SALVAGE WORLD, INC.
                             (A NEVADA CORPORATION)
                           SHALL MERGE INTO AND BECOME
                              SOLAR ENERGY LIMITED
                            (A DELAWARE CORPORATION)


     THIS PLAN OF REORGANIZATION AND MERGER is made and dated this day of December 17, 1997, by and between the above referenced corporations, and shall become effective on the Effective Date as defined herein.


                           I.  THE INTERESTED PARTIES


     A.  THE  PARTIES  TO  THIS  PLAN  OF  MERGER

     1. SALVAGE WORLD, INC. ( Salvage ), 774 Mays Blvd. #10, Incline Village NV 89451, a Nevada Corporation, was duly incorporated in Nevada on August 28, 1996.

     2. SOLAR ENERGY LIMITED ( Solar ), 1177 W. Hastings, Vancouver BC V6E 2K3, a Delaware Corporation, was duly incorporated in Delaware on July 24, 1997.


                                  II.  RECITALS


     A.  THE  CAPITAL  OF  THE  PARTIES:

     1. THE CAPITAL OF SALVAGE consists of 100,000,000 shares of common voting stock of $.001 par value authorized, of which no shares have been or are issued or outstanding.

     2. THE CAPITAL OF SOLAR consists of 50,000,000 shares of common voting stock of $.0001 par value authorized, of which no shares have been issued or are outstanding.

     B. THE BACKGROUND FOR THE MERGER: Salvage desires to locate its Corporate Situs in Delaware.

     C. THE BOARDS OF DIRECTORS of both Corporations respectively have determined that it is advisable and in the best interests of each of them and both of them that they merge with and into the Delaware Corporation, in order to change the domicile of the resulting Corporation to Nevada in accordance with IRS 368(a)(1)(F), to adopt the name of the Delaware Corporation as the name of the resulting and surviving Delaware Corporation, and to retain the operational history and continuity of the Nevada corporation, as may be permissible by law, subject to such reporting and qualifying provisions as the law may require.

     D. THE SHAREHOLDERS OF SALVAGE, the Nevada corporation, having met on December 17, at a meeting of shareholders, duly called upon notice, approved the merger, by affirmative vote 24,339,750, abstaining 2,500 votes, and against 12,500, there being a total issued and outstanding of 24,451,250, and 24,354,750 shares present and voting, this agreement was approved and adopted by the Board of Directors of Salvage in a manner consistent with the laws of Nevada and the constituent documents of the Salvage.

     E. APPROVAL BY SOLAR, the Delaware corporation, there being no shares issued or outstanding, immediately preceding the merger, or at any time before the adoption of this agreement by the Board of Directors of Solar, this agreement was approved by Solar pursuant to the second sentence of subsection
(f)  of  section  251  of  the  Delaware  General  Corporations  Law.


                              III.  PLAN OF MERGER


     A. REORGANIZATION AND MERGER: The Delaware corporation and the Nevada corporation are hereby reorganized and the Nevada corporation is hereby merged with and into the Delaware corporation.

1. The Delaware Corporation: The former Salvage World, Inc., of Nevada will become and thereafter be Solar Energy Limited, of Delaware. The Nevada corporation will retain its corporate personality and status, and will continue its corporate existence uninterrupted, in and through, and only in and through the surviving Delaware corporation.

2. The Delaware Corporation: shall become and thereafter be the successor Nevada corporation.

     B. EFFECTIVE DATE: This Plan of Reorganization and Merger shall become effective immediately upon approval and adoption by the parties hereto, in the manner provided by the law of the places of incorporation and constituent corporate documents, and the time of such effectiveness shall be called the effective date hereof.

     C. SURVIVING CORPORATION: The Delaware corporation shall survive the merger herein contemplated and shall continue to be governed by the laws of Delaware, and the separate corporate existence of the Nevada corporation shall cease forthwith upon the effective date hereof.

     Rights  of  Dissenting  Shareholders:     The  Delaware  corporation is the
entity responsible for the rights of dissenting shareholders whether pursuant to the laws of Delaware, of Nevada or otherwise.

     a. Service of Process in Delaware: the Resulting Corporation may be served with process in Delaware in any proceeding for the enforcement of the rights of a dissenting shareholder, if any, pursuant to any extent required by the laws thereof. The President of the Nevada corporation hereby irrevocably appoints the Secretary of State of Delaware as agent to accept service of process for the Nevada corporation with respect to any such proceeding to the extent required by the laws thereof.

     b. Agent for Mailing Process to the Nevada corporation: the Nevada corporation hereby further complies with the laws of Delaware by designating a person to whom process served upon the Secretary of that State may be forwarded and mailed: William Stocker, Special Counsel, P.O. Box 4980, Laguna Beach CA 92652.

     D. SURVIVING ARTICLES OF INCORPORATION: the Articles of Incorporation of the surviving corporation as filed and/or last amended shall be the Articles of Incorporation of the surviving corporation following the effective date hereof unless and until such Articles be amended in accordance with the laws of Delaware.

     E. SURVIVING BY-LAWS: the By-Laws of the Surviving corporation shall become and remain by the By-Laws of the Surviving Corporation until and unless they be amended in accordance with the laws of Delaware.

     F. CONVERSION OF OUTSTANDING STOCK: Forthwith upon the effective date hereof, each and every issued and outstanding share of Salvage World, Inc. common voting stock shall be converted into one share of Solar Energy Limited The holders of certificates representing shares of the Nevada corporation may surrender them to the transfer agent for common stock of the resulting corporation, which is and shall be Madison Stock Transfer, 1813 East 24th Street, Brooklyn NY 11229.

     G. FURTHER ASSURANCE, GOOD FAITH AND FAIR DEALING: the Directors of each Company shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and to do all things proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein; and both companies covenant hereby to deal fairly and good faith with each other and each others shareholders.

     THIS PLAN OF REORGANIZATION AND MERGER is executed on behalf of each Company by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents.

SALVAGE  WORLD,  INC.          SOLAR  ENERGY  LIMITED
(A  NEVADA  CORPORATION)      (A  DELAWARE  CORPORATION)

by     by
/s/                                      /s/
Donald  J.  Wells             Joel  M.  Dumaresq
President                     President


/s/                                    /s/

Joseph  A.  Kane             Norman  Wareham
Secretary                    Secretary

--------------------------------------------------------------------------------
                                   EXHIBIT 2.7

                       MERGER OF SALVAGE WORLD AND TAURUS
--------------------------------------------------------------------------------

                           ARTICLES AND PLAN OF MERGER
                                    BY WHICH
                             TAURUS ENTERPRISES INC.
                            (A DELAWARE CORPORATION)
                           SHALL MERGE INTO AND BECOME
                               SALVAGE WORLD, INC.
                             (A NEVADA CORPORATION)


     THESE ARTICLES AND PLAN OF MERGER are made effective and dated this day of August 28, 1996, by and between the above referenced corporations, sometimes referred to herein as "Taurus" and "Salvage" respectively.


                           I.  THE INTERESTED PARTIES


     A.  THE  PARTIES  TO  THIS  PLAN  OF  MERGER

     1. TAURUS ENTERPRISES INC. ( Taurus ), 3131 S.W. Freeway #46, Houston TX 77098, a Delaware Corporation, was duly incorporated in Delaware on January 5, 1994.

     2. SALVAGE WORLD, INC. ( Salvage ), 774 Mays Blvd. #10, Incline Village NV 89451, a Nevada Corporation, was duly incorporated in Nevada on August 28, 1996.


                                  II.  RECITALS


     A.  THE  CAPITAL  OF  THE  PARTIES:

     1. THE CAPITAL OF TAURUS consists of 100,000,000 shares of common voting stock of $.0001 par value authorized, of which 25,285,000 shares are issued and outstanding.

     2. THE CAPITAL OF SALVAGE consists of 100,000,000 shares of common voting stock of $.001 par value authorized, of which no shares have been or are issued or outstanding.

     B. THE BACKGROUND FOR THE MERGER: Taurus desires to locate its Corporate Situs in Nevada, for the reason that its principal offices and principal place of business is located in the western United States.

     C. THE BOARDS OF DIRECTORS of both Corporations respectively have determined that it is advisable and in the best interests of each of them and both of them that they merge with and into the Nevada Corporation, in order to change the domicile of the resulting Corporation to Nevada in accordance with IRS 368(a)(1)(F), to change the name of the resulting and surviving Nevada corporation, and to retain the operational history and continuity of the Delaware corporation, its Tax I.D. Number, its SEC Number and other identification numbers and filing status's as may be permissible by law, subject to such reporting and qualifying provisions as the law may require.

     D. THE SHAREHOLDERS of the Delaware corporation, having voted 25,285,000 shares in favor and no shares against this Plan of Merger, and the Incorporator and Initial Directors of the Nevada corporation, no stock having been issued, have duly approved this Plan of Merger, each in the manner provided by the laws of its own State or Territory, and its Constituent Documents.


                              III.  PLAN OF MERGER


     A. REORGANIZATION AND MERGER: The Delaware corporation and the Nevada corporation are hereby reorganized and the Delaware corporation is hereby merged with and into the Nevada corporation.

1. The Delaware Corporation: The former Taurus Enterprises Inc. of Delaware will become and thereafter be Salvage World, Inc., of Nevada. The Delaware corporation will retain its corporate personality and status, and will continue its corporate existence uninterrupted, in and through, and only in and through the Nevada corporation.

2. The Nevada Corporation: The new Nevada Corporation, formed or being formed in Nevada, shall become and thereafter be the successor Nevada corporation.

     B. EFFECTIVE DATE: These Articles and Plan of Merger shall become effective immediately upon approval and adoption by the parties hereto, in the manner provided by the law of the place of incorporation and its constituent corporate documents, and the time of such effectiveness shall be called the effective date hereof.

     C. SURVIVING CORPORATION: The Nevada corporation shall survive the merger herein contemplated and shall continue to be governed by the laws of Nevada, and the separate corporate existence of the Delaware corporation shall cease forthwith upon the effective date hereof.

     Rights of Dissenting Shareholders:     The Nevada corporation is the entity
responsible for the rights of dissenting shareholders whether pursuant to the laws of Delaware, of Nevada or otherwise.

     a. Service of Process in Delaware: the Resulting Corporation may be served with process in Delaware in any proceeding for the enforcement of the rights of a dissenting shareholder, if any, pursuant to any extent required by the laws thereof. The President of the Nevada corporation hereby irrevocably appoints the Secretary of State of Delaware as agent to accept service of process for the Nevada corporation with respect to any such proceeding to the extent required by the laws thereof.

     b. Agent for Mailing Process to the Nevada corporation: the Nevada corporation hereby further complies with the laws of Delaware by designating a person to whom process served upon the Secretary of that State may be forwarded and mailed: William Stocker, Corporate Counsel, P.O. Box 4980, Laguna Beach CA 92652.

     D. SURVIVING ARTICLES OF INCORPORATION: the Articles of Incorporation of the surviving corporation as filed and/or last amended shall be the Articles of Incorporation of the surviving corporation following the effective date hereof unless and until such Articles be amended in accordance with the laws of Nevada.

     E. SURVIVING BY-LAWS: the By-Laws of the Nevada corporation shall become and remain by the By-Laws of the Surviving Corporation until and unless they be amended in accordance with the laws of Nevada.

     F. CONVERSION OF OUTSTANDING STOCK: Forthwith upon the effective date hereof, each and every issued and outstanding share of Taurus Enterprises Inc. common voting stock shall be converted into one share of the Salvage World, Inc. The holders of certificates representing shares of the Delaware corporation may surrender them to the transfer agent for common stock of the resulting corporation.

     G. FURTHER ASSURANCE, GOOD FAITH AND FAIR DEALING: the Directors of each Company shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and to do all things proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein; and both companies covenant hereby to deal fairly and good faith with each other and each others shareholders.

     THIS ARTICLES AND PLAN OF MERGER is executed on behalf of each Company by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents.

SALVAGE  WORLD,  INC.         SALVAGE  WORLD,  INC.
(A  NEVADA  CORPORATION)      (A  NEVADA  CORPORATION)

by                                       by

/s/                                     /s/

Joseph  A.  Kane                 Donald  J.  Wells
Secretary                        President

--------------------------------------------------------------------------------
                                    EXHIBIT 5

                             VOTING TRUST AGREEMENT
--------------------------------------------------------------------------------

                             VOTING TRUST AGREEMENT


          David F. Jones, Melvin L. Prueitt, Stanley Prueitt, and Leslie Speir (individually "Shareholder" and collectively, "Shareholders"), and Melvin L. Prueitt ("Voting Trustee") agree:

          1. Recitals. Each Shareholder owns stock in Hydro- Air Technologies, Inc., a New Mexico corporation ("Corporation"). Corporation is issuing shares of Corporation to Voting Trustee ("Shares") so that the Shares may be issued to the Shareholders or others as provided in Founders Agreement dated the same date as this Voting Trust Agreement among the Shareholders and the Corporation ("Founders Agreement") and to maintain the availability of the Shares in the event the Corporation is acquired as set out in the Founders Agreement. The Shareholders execute this Voting Trust Agreement ("Agreement") to implement the Founders Agreement.

          2. Book Entry. Upon receipt by Voting Trustee of the Shares, the Voting Trustee will establish and maintain book entry records of the beneficial ownership of the Shares in the Voting Trust established by this Agreement ("Voting Trust").

          3. Removal of Shares From Voting Trust. Shares may be removed from this Voting Trust when they are to be issued as Founder Shares or Discretionary Shares pursuant to the Founders Agreement ("New Shares").

          4. Exchange of Shares. In the event of the acquisition of the Company by The Acquisition Company, the Voting Trustee will exchange the Shares of the Corporation which are subject to this Voting Trust to The Acquisition Company in exchange for equivalent Shares in The Acquisition Company Shares. The Acquisition Company Shares will then be "Shares" subject to this Voting Trust and the Founders Agreement.

          5. Voting. At all meetings of shareholders of Corporation, and in all proceedings affecting Corporation, the Voting Trustee will vote the Shares registered in the Voting Trust name in such manner as the Shareholders direct. The Voting Trustee will not be liable for the consequence of any vote cast or action taken in good faith.

          6. Dividends. Shareholders will be entitled to receive from the Voting Trustee payments equal to any cash dividends received by the Voting Trustee on the Shares. If any dividends are declared in additional shares of the Corporation, the Voting Trustee will retain such additional shares, which will be deemed to have been deposited under the terms of this Agreement.

          7. Termination. This Agreement will terminate upon the date all of the Shares have been issued as Founder Shares or Discretionary Shares under the Founders Agreement or may be terminated in writing prior to that date by the Trustee. Upon termination, the Voting Trustee will deliver any Shares which were not issued as Founder Shares or Discretionary Shares to the Shareholders as provided in the Founders Agreement.

           8. Transfer of Stock to Successor Voting Trustee. Los Alamos National Bank is designated as successor Voting Trustee. If the Voting Trustee becomes incapacitated or dies, the conservator or personal representative of the Voting Trustee will take all necessary action to deliver all Shares owned by the Voting Trust to the successor Voting Trustee to be held by the successor as if the successor was the original Voting Trustee subject to the terms of this Agreement.

           9. Binding Effect. This Agreement will inure to the benefit of, and be binding upon: (i) every person or entity who is the record, legal or beneficial owner of Shares, whether by issue or transfer, including without limitation any spouse, representative, transferee, owner, nominee, grantee, successor and assign of the Shareholders, and (ii) the Voting Trustee, any successor Voting Trustee and their successors, personal representatives, and transferees, is governed by and construed in accordance with the laws of New Mexico, is specifically enforceable and may be modified only in writing.

          DATED:    10/14,  1997.


SHAREHOLDERS:
/s/
DAVID  F.  JONES

/s/
MELVIN  L.  PRUEITT

/s/
STANLEY  PRUEITT

/s/
LESLIE  SPEIR

VOTING  TRUSTEE:
/s/
MELVIN  L.  PRUEITT

--------------------------------------------------------------------------------
                                   EXHIBIT 6.1

    FIRST AMENDMENT TO OFFER TO PURCHASE AND PLAN OF INTERNAL FUNDING AND SHARE
               RELEASE AND PLAN OF REORGANIZATION AND ACQUISITION
--------------------------------------------------------------------------------

                      FIRST AMENDMENT TO OFFER TO PURCHASE
                                       AND
                   PLAN OF INTERNAL FUNDING AND SHARE RELEASE
                                       AND
                     PLAN OF REORGANIZATION AND ACQUISITION


This First Amendment to Offer to Purchase and Plan of Internal Funding and Share Release and Plan of Reorganization and Acquisition ("Reorganization Agreement") is made and entered into by and between Solar Energy Limited, a Delaware corporation ("Solar"), Hydro-Air Technologies, Inc, a New Mexico corporation ("HAT"), and Melvin L. Prueitt, David F. Jones, Stanley D. Prueitt, Baycove Investments, Inc. ("FCIC"), Leslie Speir, Dana Hansen, Linda Hansen, Ara Lee Stevens and Hydro-Air Founders LLC (collectively "HAT Shareholders"). This Reorganization Agreement will also be executed by Solar Acquisition Corporation ("New Corporation"), a New Mexico corporation and a subsidiary of Solar once it comes into existence.

I.  RECITALS.

This Reorganization Agreement amends and supplements the Offer to Purchase ("Offer") entered into by First Capital Invest Corp., HAT and Melvin L. Prueitt, David F. Jones, Stanley D. Prueitt, and Leslie Speir (collectively "Founders") on July 5, 1997. Under the terms of the Offer, First Capital Invest Corp. agreed to provide a public company ("Pubco") which would be the vehicle used to acquire all of the assets, businesses and capital stock of HAT. Solar is the public company that FCIC has now made available for purposes of consummating the transactions contemplated by this Reorganization Agreement. The HAT
Shareholders want Solar, a public company, to acquire HAT in order to attract the capital necessary for the development of HAT's HARPS technology. The boards of directors of Solar and HAT have approved the acquisition of HAT by Solar through the creation of New Corporation by Solar and the merger of New Corporation into HAT ("Merger"). For federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of
Section  368  of  the  Code.

II.  DEFINITIONS.

     A. Closing Date shall mean the date on which the parties hereto shall close the transactions contemplated herein.

     B.     "Code  shall  mean  the  Internal  Revenue Code of 1986, as amended.

     C.      Commission  shall  mean  the  Securities  and  Exchange Commission.

     D. Effective Date shall mean the date this Reorganization Agreement is executed.
     E. Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

     F. Previously Disclosed shall mean disclosed in writing prior to the execution of the Offer.

     G. "Rights shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock.

     H. SEC Documents shall mean all reports and registration statements filed, or required to be filed, by a party hereto pursuant to the Securities Laws.

     I.      Securities  Act  shall mean the Securities Act of 1933, as amended.

     J. Securities Laws shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the Commission promulgated thereunder.

     K.     Other  terms  as  defined  in  this  Reorganization  Agreement.

                          III.  PLAN OF REORGANIZATION.

     A.     New  Corporation.

          1. Organization. Solar will cause New Corporation to be organized under New Mexico law, authorized to issue 125,000 shares of no par value common, and to carry on all business activities. Once formed New Corporation will adopt and become bound by the terms of this Reorganization Agreement.

          2. Funding. After organization of New Corporation, Solar will transfer to New Corporation, $125.00 in exchange for 125,000 shares of New Corporation stock ("New Corporation Stock").

     B.     Merger  of  New  Corporation  and  HAT.

          1. Merger. New Corporation will merge into HAT pursuant to the terms of a Plan of Merger ("Plan of Merger") substantially in the form of attached Exhibit A. The Plan of Merger, the Offer and this Reorganization Agreement are the plan of reorganization required by the Code.

          2. Surviving Corporation. Both Solar and HAT shall survive the reorganization herein contemplated and shall continue to be governed by the laws of their respective states of incorporation. New Corporation will be merged out of existence.

          3. Surviving Articles of Incorporation. The Articles of Incorporation of Solar and HAT shall remain in full force and effect, unchanged.

          4. Surviving By-Laws. The By-Laws of HAT and Solar shall remain in full force and effect, unchanged.

     C. Issuance and Release of Solar stock. Solar and the HAT Shareholders desire to create an orderly process for the issuance and progressive release of common stock to or for the benefit of the HAT Shareholders.

          1. HAT Shareholders. The HAT Shareholders will receive subject to this Reorganization Agreement, shares of Solar equal to 40% of the resulting total issued and outstanding stock of Solar, on a fully-diluted basis, following certain designated capital formation stages. However, the total number of Solar shares which will be issued to the HAT Shareholders to meet this obligation is undeterminable at this time.

          2. Initial Issuance. Upon consummation of the Merger, Solar shall issue to the HAT Shareholders 20% of 40% of the outstanding Solar shares.

          3. Phased Release of Shares. The remaining 80% of 40% will be issued to the HAT Shareholders in phases based on the following formula: one share of Solar stock for each $2.00 of earnings generated by HAT, as determined by Generally Accepted Accounting Principles (GAAP) as provided in the offer.

          4. New Investment Shares. The shares to be issued to or for the benefit of the HAT Shareholders will be new investment shares of Solar, a new and different security, to be held for investment and not for immediate resale, in accordance with Rule 145 (Securities Act Regulations 230.145.) The principal import of which Rule is that such new securities are and shall be deemed to be Restricted Securities as defined in Rule 144(a).

          5. Further Issuances. With respect to further issuances by Solar to investors, Solar shall issue to the HAT Shareholders additional shares, equal to 40% of such issuances actually issued to investors, such that the HAT Shareholders will, if all phased shares are issued, receive and own 40% of Solar. The additional issuances will be made to the HAT Shareholders in the same percentages as provided in paragraphs 2 and 3. The parties anticipate that the following placements will be made:

               a. 10,000,000 at $0.10 (Series 3) shares to be offered and issued pursuant to Rule 504;

               b. 2,000,000 at $0.50 (Series 4) shares to be offered and pursuant to Rule 505 or 506 of Regulation D; and, finally

               c.  Solar  will  employ  its  best efforts to place an additional
1,000,000  shares  at  not  less  than  $2.00  per  share.

          6. Additional Compensation. The HAT Shareholders, other than FCIC, will receive in proportion to their ownership of HAT shares at Closing $500,000 when the prototype is deemed commercially viable by HAT under the Offer.

              IV.     FUNDING OF HAT IN AMPLIFICATION OF THE OFFER:

     A. Capital Formation and Earnings. HAT's technology will require funding, in stages, from development to marketability, and will not immediately generate earnings. However, if HAT's technology is successful earnings will be generated, and will contribute to, and eventually obviate the need for additional capital investment to expand capacity to meet demand.

     B.     Phases  of  Committed  Funding.

          1. Phase One. Phase One Internal Funding by Solar for HAT shall be $500,000.00, of which $300,000.00 has been advanced previously and which advance is acknowledged hereby. Phase One shall extend for a period of thirteen months during which it shall be determined whether or not the technology works and is marketable. If it shall be so determined, and only if it shall be so determined, the Internal Funding shall proceed to Phase Two.

          2. Phase Two. Phase Two Internal Funding by Solar for HAT shall be $5,000,000.00.

          3. Phase Three. Phase Three Internal Funding shall be generated, if at all, by earnings generated by HAT, and assumes that the profit center of HAT shall have achieved substantial profitability.

          4. No guaranty of success. No matter how promising and exciting the technology and concepts of HAT are to the parties, there can be no guaranty of success. Public tastes, market conditions, competition, war, natural disaster or any number of unforeseeable events could disappoint expectations and cause the parties to re-evaluate their positions.

          5. Assumption. Solar hereby expressly agrees to assume all the responsibilities and obligations of Pubco under the Offer, as well as Solar's responsibilities and obligations under this Reorganization Agreement. In addition, Baycove, Inc. expressly agrees to assume all of the responsibilities and obligations of First Capital Invest Corp. under the Offer, as well as Baycove's responsibilities and obligations under this Reorganization Agreement.

                       V.     MANAGEMENT OF HAT AND SOLAR.

          1. Separate Board of Directors. Solar and HAT shall maintain separate Boards of Directors. The Board of Directors of Solar shall, during the term of this agreement, consist of not less than six Directors, not less than two of which shall be designated by the Board of Directors of HAT; or a greater number of Directors divisible by three of which the Board of Directors of HAT may designate one third of the total. The Board of Directors of Solar shall be entitled to non-voting representation on the Board of Directors of HAT. Provided that management complies with appropriate professional standards of conduct, each Board shall separately manage its respective area of responsibility. The existing Directors of Solar shall appoint additional Directors in conformity with this provision, with all deliberate speed.

          2. Officers. The Board of Directors of Solar and HAT shall elect and appoint new officers as follows: Melvin L. Prueitt shall be the Chairman of the Board of Solar. Melvin L. Prueitt shall be President and Chairman of the Board of HAT. The HAT Board may designate such officers of HAT as it may see fit, subject only to the duty of Solar to insure acceptable standards of professional conduct and responsibility. The Board of Directors of Solar shall exercise its sound discretion to recruit and/or elect the Chief Financial Officer of Solar.

VI.  CLOSING.

Closing of the transactions contemplated by this Reorganization Agreement will be held contemporaneously at the various offices of HAT and Solar, on the first business day following satisfaction of the conditions precedent set forth herein. In connection with such Closing, HAT and New Corporation shall execute articles of merger and shall cause such articles to be delivered to and filed with the New Mexico State Corporation Commission. The Merger shall be effective at the time and on the date specified in such articles of merger.

                 VII.  REPRESENTATIONS AND WARRANTIES OF SOLAR.

Solar hereby represents and warrants to HAT, New Corporation and the HAT Shareholders as follows:

     A. Capital Structure of Solar. The authorized capital stock of Solar consists of 50,000,000 shares of common voting stock, $.0001 par value ( Solar Common Stock ), of which 1,278,000 shares are issued and outstanding and no shares are held in treasury. All outstanding shares of Solar Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. There are no Rights authorized, issued or outstanding with respect to the capital stock of Solar. None of the shares of Solar's capital stock has been issued in violation of the preemptive rights of any person.

     B. Organization, Standing and Authority of Solar. Solar is a duly organized corporation, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on its business as now conducted and is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to so qualify would have a material adverse effect on the financial condition, results of operations, business or prospects of Solar on a consolidated basis.

     C.     Authorized  and  Effective  Agreement.
          1. Solar has all requisite corporate power and authority to enter into and perform all of its obligations under this Reorganization Agreement. The execution and delivery of this Reorganization Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Solar.

          2. This Reorganization Agreement constitutes a legal, valid and binding obligations of Solar, enforceable against it in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. Solar has filed all SEC Documents required by the Securities Laws and such SEC Documents complied in all material respects with the Securities Laws.

          3. Neither the execution and delivery of this Reorganization Agreement in the case of Solar, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Solar with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles, charter, code of regulations or by-laws of Solar or any Solar Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Solar or any Solar Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Solar or any Solar Subsidiary.

            VIII.  REPRESENTATIONS AND WARRANTIES OF NEW CORPORATION.

New  Corporation  hereby  represents  and  warrants to HAT and Solar as follows:

     A. Capital Structure of New Corporation. The authorized capital stock of New Corporation consists of 125,000 shares of common stock, no par value ( New Corporation Common Stock ), of which 125,000 shares are issued and outstanding and no shares are held in treasury. All outstanding shares of New Corporation Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. There are no Rights authorized, issued or outstanding with respect to the capital stock of New Corporation except as Previously Disclosed. None of the shares of New Corporation's capital stock has been issued in violation of the preemptive rights of any person.

     B. Organization, Standing and Authority of New Corporation. New Corporation is a duly organized corporation, validly existing and in good standing under the laws of the State of New Mexico with full corporate power and authority to carry on its business.

     C. No New Corporation Subsidiaries. New Corporation does not own, directly or indirectly, any outstanding capital stock or other voting securities of any corporation or other organization except for Solar.

     D.     Authorized  and  Effective  Agreement.

          1. New Corporation has all requisite corporate power and authority to enter into and perform all of its obligations under this Reorganization Agreement. The execution and delivery of this Reorganization Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of New Corporation.

          2. This Reorganization Agreement constitutes a legal, valid and binding obligations of New Corporation, enforceable against it in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          3. Neither the execution and delivery of this Reorganization Agreement, in the case of New Corporation, nor consummation of the transactions contemplated hereby or thereby, nor compliance by New Corporation with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles, charter, code of regulations or by-laws of New Corporation, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of New Corporation pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to New Corporation or any New Corporation Subsidiary.

                   IX.  REPRESENTATIONS AND WARRANTIES OF HAT.

HAT  hereby  represents  and  warrants  to New Corporation and Solar as follows:

     A. Capital Structure of HAT. The capital of HAT consists of 250,000 authorized shares of no par value common voting stock, of which 125,000 shares are issued and outstanding. All outstanding shares of capital stock have been duly issued and are validly outstanding, fully paid and nonassessable. The shares of Common Stock to be issued in connection with the Merger have been duly authorized and, when issued in accordance with the terms of this Reorganization Agreement and will be validly issued, fully paid and nonassessable.

     B. Organization, Standing and Authority of HAT. HAT is a duly organized corporation, validly existing and in good standing under the laws of the State of New Mexico, with full corporate power and authority to carry on its business.

     C.     Authorized  and  Effective  Agreement.

          1. HAT has all requisite corporate power and authority to enter into and perform all of its obligations under this Reorganization Agreement. Except as Previously Disclosed, the execution and delivery of this Reorganization Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of HAT.

          2. Except as Previously Disclosed, this Reorganization Agreement constitutes a legal, valid and binding obligations of HAT, enforceable in accordance with its respective terms subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          3. Neither the execution and delivery of this Reorganization Agreement nor consummation of the transactions contemplated hereby or thereby, nor compliance by HAT with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles or by-laws of HAT, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of HAT pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to HAT.

                                 X.  COVENANTS.

     A. Best Efforts. HAT and New Corporation shall each use its best efforts in good faith to take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Merger at the earliest possible date.

     B. Supplementation. The contents of the Offer are incorporated by reference in this Reorganization Agreement.

                            XI. CONDITIONS PRECEDENT

     A. Conditions Precedent of Solar, HAT and New Corporation. The respective obligations of the parties to effect the Merger shall be subject to satisfaction or waiver of the following conditions at or prior to the Closing
Date:

          1. All corporate action necessary to authorize the execution, delivery and performance of this Reorganization Agreement and consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken.

          2. The parties hereto shall have received all regulatory approvals required or mutually deemed necessary in connection with the transactions contemplated by this Reorganization Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed and all conditions contained in any such approval required to have been satisfied prior to consummation of such transactions shall have been satisfied.

     B. Conditions Precedent of Solar and New Corporation. The obligations of Solar and New Corporation to effect the Merger shall be subject to satisfaction of the following additional conditions:

          1. The representations and warranties of HAT shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Reorganization Agreement or consented to in writing by New Corporation and Solar.

          2. HAT shall have in all material respects performed all obligations and complied with all covenants required by this Reorganization Agreement.
     C. Conditions Precedent of HAT. The obligations of HAT to effect the Merger shall be subject to satisfaction of the following additional conditions:

          1. The representations and warranties of Solar and New Corporation shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Reorganization Agreement or consented to in writing by HAT.

          2. Solar, New Corporation and their subsidiaries shall have in all material respects performed all obligations and complied with all covenants required by this Reorganization Agreement and the Agreement of Merger.

                    XII.  TERMINATION, WAIVER AND AMENDMENT.

     A. Termination. This Reorganization Agreement and the Agreement of Merger may be terminated:

          1. At any time on or prior to the Effective Date, by the mutual consent in writing of the parties hereto.

          2. At any time on or prior to the Closing Date, by HAT in writing, if Solar, New Corporation or any Solar or New Corporation Subsidiary has, or by Solar or New Corporation in writing, if HAT has, in any material respect, breached (i) any covenant or agreement contained herein or in the Agreement of Merger or (ii) any representation or warranty contained herein, and in either case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date.

          3. On the Closing Date, by any party hereto in writing, if any of the conditions precedent set forth above with respect to such party have not been satisfied or fulfilled.

     B. Effect of Termination. In the event this Reorganization Agreement and the Agreement of Merger are terminated, this Agreement and the Agreement of Merger shall become void and have no effect, except that (i) the provisions relating to confidentiality and expenses shall survive any such termination and
(ii) a termination shall not relieve the breaching party from liability for an uncured willful breach of such covenant or agreement giving rise to such termination.

     C. Survival of Representations, Warranties and Covenants. All representations, warranties and covenants in this Reorganization Agreement and the Agreement of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Date other than covenants that by their terms are to survive or be performed after the Effective Date, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive HAT, Solar or New Corporation (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either HAT, Solar or New Corporation, the aforesaid representations, warranties and covenants being material inducements to the consummation by HAT and New Corporation of the transactions contemplated herein.

     D. Amendment or Supplement. This Reorganization Agreement may be amended or supplemented at any time by mutual agreement of the parties hereto.

                              XIII.  MISCELLANEOUS.

     A. Expenses. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated in this Reorganization Agreement, including fees and expenses of its own financial consultants, accountants and counsel.

     B. Entire Agreement. This Reorganization Agreement and the Agreement of Merger contain the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersede all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein or therein. The terms and conditions of this Reorganization Agreement and the Agreement of Merger shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Reorganization Agreement or the Agreement of Merger, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities.

     C. No Assignment. No party hereto may assign any of its rights or obligations under this Reorganization Agreement to any other person.

     D. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission or overnight express or by registered or certified mail, postage prepaid, addressed to the parties.

     E. Captions. The captions contained in this Reorganization Agreement are for reference purposes only and are not part of this Reorganization Agreement.

     F. Counterparts. This Reorganization Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     G. Governing Law. This Reorganization Agreement shall be governed by and construed in accordance with the laws of the State of New Mexico applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

     H. Arbitration. The Parties to this agreement have no wish to engage in costly or lengthy litigation with each other. Accordingly, any and all disputes which the parties cannot resolve by agreement or mediation, shall be submitted to binding arbitration under the rules and auspices of the American Arbitration Association, as a further incentive to avoid disputes, each party shall bear its own costs, with respect thereto, and with respect to any proceedings in any court brought to enforce or overturn any arbitration award. This provision is expressly intended to discourage litigation and to encourage orderly, timely and economical resolution of any disputes which may occur.

     I. Severability. If any provision of this Letter Agreement or the application thereof to any person or situation shall be held invalid or unenforceable, the remainder of the Agreement and the application of such provision to other persons or situations shall not be effected thereby but shall continue valid and enforceable to the fullest extent permitted by law.

     J. Waiver. No waiver by any party of any occurrence or provision hereof shall be deemed a waiver of any other occurrence or provision.

This Reorganization Agreement is executed on behalf of each party by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents.

HYDRO-AIR  TECHNOLOGIES,  INC.                 SOLAR  ENERGY  LIMITED
a  New  Mexico  corporation                    a  Delaware  corporation

             /s/                                           /s/
Melvin  L.  Prueitt,  President                Joel  M.  Dumaresq, President


HYDRO-AIR  FOUNDERS,  LLC                      BAYCOVE  INVESTMENTS,  INC.
a  New  Mexico  limited  liability  co         a  Delaware  corporation

/s/  Melvin  L.  Prueitt                       /s/  Irene  Poole
Melvin  L.  Prueitt,  Manager                  Irene  Poole

/s/  Melvin  L.  Prueitt                      /s/  David  F.  Jones
Melvin  L.  Prueitt                           David  F.  Jones

/s/  Leslie  Speir                           /s/  Stanley  D.  Prueitt
Leslie  Speir                                Stanley  D.  Prueitt

/s/  Dana  Hansen                           /s/  Linda  Hansen
Dana  Hansen                                Linda  Hansen

/s/  Ara  Lee  Stevens
Ara  Lee  Stevens

--------------------------------------------------------------------------------
                                   EXHIBIT 6.2

                           STOCK RESTRICTION AGREEMENT
--------------------------------------------------------------------------------

                           STOCK RESTRICTION AGREEMENT


          David Jones, Melvin L. Prueitt, Stanley Prueitt and Leslie Speir (individually, a "Named Shareholder" and collectively, "Named Shareholders") and Hydro-Air Technologies, Inc. ("Corporation") agree:

           1. Recitals: Named Shareholders are the record owners of shares of stock of Corporation. Other persons or entities, such as the spouses or heirs of Named Shareholders, may now or later have legal or beneficial interests in such stock. The Corporation and Named Shareholders want to provide for certain restrictions on such stock, whether owned by Named Shareholders or other Shareholders of Corporation. This Stock Restriction Agreement ("Agreement") is intended to provide the Corporation and Named Shareholders with certain rights to require the sale of stock if a restriction is violated or if a Shareholder's legal or employment status changes.

           2. Definitions: In addition to the other definitions in this Agreement, the following capitalized terms are defined as follows:

               A. "Stock" means all shares of the Corporation (or any other successor entity to the extent it represents the financial interest originally derived from the HARPS Technology) now owned or later acquired by a Named Shareholder or a Spouse of the Named Shareholder.

               B. "Shareholder" means any record, legal or beneficial owner of Stock, whether or not a signatory to this Agreement. If this Agreement renders void an attempted transfer or encumbrance to a person or entity, that person or entity is not a "Shareholder" for purposes of this Agreement.

               C. "Spouse" means the person married to a Shareholder on the date of giving Notice or the occurrence of an Event, whichever happens first.

               D. "Divorce" means any settlement between a Named Shareholder and Spouse of their property interest, by agreement or operation of law, as provided in a legal separation or a dissolution of marriage.

               E. "Bankruptcy" or "Bankrupt" means the filing of a petition commencing a case under the Bankruptcy Code covering a Shareholder.

               F. "Death" or "Deceased" means death as determined under the New Mexico Probate Code, and includes a presumed death as determined under the New Mexico Probate Code.

               G. "Incapacity" or "Incapacitated" means the inability of a Shareholder, in the opinion of a doctor chosen by the Corporation, to engage in any substantial, gainful activity for Corporation by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long, continued and indefinite duration.

               I. "Notice" means the notice given to Corporation in connection with its right to require the sale of Stock as provided in this Agreement.

               J. "Obligation" means the obligations of a buyer to a seller of Stock when a buyer buys Stock as provided in this Agreement.

               K. "Permitted Encumbrance" means a security interest securing an Obligation arising as provided in this Agreement.

               L. "Permitted Transfer" means (i) a transfer of record, legal or beneficial ownership of Stock to a Named Shareholder by the Spouse of Named Shareholder, and (ii) a transfer after compliance with this Agreement.

               M. "Representative" means the personal representative, trustee, heir, devisee, surviving joint tenant, or conservator of a Shareholder.

           3.     Restrictions:  The  following  are  restrictions that apply to
Stock:
               A. No Shareholder may transfer Stock during the life of the Shareholder except in a Permitted Transfer (the "Transfer Restriction").

               B. No Stock may be encumbered except by a Permitted Encumbrance (the "Encumbrance Restriction").
               C.     All  Stock  is  subject  to  this  Agreement.

               D. A Named Shareholder will have sole authority to vote, manage, control, dispose of, or encumber any Stock owned by the Named Shareholder and the Spouse of the Named Shareholder.

           4. Events: The following are events upon the occurrence of which the right to require the sale of Stock as provided in this Agreement may be exercised (individually "Event" and collectively "Events"):

               A.     The  transfer  of  Stock  in  violation  of  the  Transfer
Restriction.

               B. The encumbrance of Stock in violation of the Encumbrance Restriction, if the encumbrance is not removed within fifteen days after the encumbrance attaches.

               C.     The  Death,  Bankruptcy  or  Incapacity  of a Shareholder.

               D. A Divorce as a result of which any record, legal or beneficial ownership of Stock is retained or acquired by the Spouse of Named Shareholder, if that Spouse is not also a Named Shareholder.

           5.     Notice:  Upon  the  occurrence  of  an  Event:

               A. If the Event is (i) the Death, Bankruptcy or Incapacity of the Spouse of a Named Shareholder, or (ii) a Divorce pursuant to which the Spouse of a Named Shareholder retains or acquires Stock, that Named Shareholder will have the sole right for sixty days after that Event to elect to acquire the Stock of the Spouse as if the Spouse, or the Representative of the Spouse, gave Notice on the date of the Event. If the Named Shareholder does not so acquire the Stock of the Spouse, the Spouse or the Representative of the Spouse will give Notice within sixty-five days after that Event covering all Stock owned by the Spouse.

               B. If the Event is any other Event, the Shareholder, or the Representative of the Shareholder if the Shareholder is Deceased, Bankrupt or Incapacitated, will give Notice within thirty days after the Event, covering all Stock owned by the Shareholder and any Spouse of the Shareholder.

               C. Notice will be given by personal service or by prepaid registered or certified mail, return receipt requested, to Corporation at its registered office and to each other Named Shareholder at the addresses shown on the Shareholder records of Corporation. If Corporation or another Named Shareholder knows of the occurrence of an Event that requires a Notice to be given and that the person responsible for doing so has not given the appropriate

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Notice, Corporation or the other Named Shareholder may give the Notice on behalf of the person responsible. The Notice is given when served or mailed, will recite the Event for which Notice is being given, will state the mailing address of the person giving the Notice, will recite all the terms of any proposed transfer, and will constitute an irrevocable offer to sell all Stock covered by the Notice.

           6. Right to Buy: Corporation and the other Named Shareholders will have, as the result of an Event, the right to buy Stock as follows:

               A. Corporation will have thirty days from the date Notice is given within which to elect to buy any or all of the offered Stock. The offeror will not participate in any capacity in Corporation's decision whether or not to elect to buy the offered Stock.

               B. If Corporation does not elect within the thirty-day period to buy all the offered Stock, then the Named Shareholders, other than the offeror, will have an additional twenty days within which to elect to buy any unbought offered Stock in the proportion of their then shareholdings in Corporation.

               C. If any Named Shareholder does not elect within the twenty-day period to buy that Named Shareholder's portion of the unbought offered Stock, then the remaining Named Shareholders, not including the offeror, will have an additional ten days within which to elect to buy such portion in the proportion of their then shareholdings in Corporation; if only one such Named Shareholder wants to buy all or part of the unbought offered Stock, that Named Shareholder may do so.

               D. If Corporation or the Named Shareholders do not elect within the sixty-day period to buy all the offered Stock, the unbought offered Stock may either (i) be transferred in accordance with all the terms of any proposed inter vivos transfer as recited in the Notice, if done within sixty days after the expiration of the sixty-day period, (ii) be transferred by a deceased Shareholder's estate to the distributee thereof, (iii) pass by operation of law, or (iv) be retained, whether or not encumbered, as the case may be; however, in any event, the unbought offered Stock will continue to be subject to this Agreement.

               E. An election to buy offered Stock may be made only by giving written notification of that election to the offeror, by personal service or by prepaid registered or certified mail, return receipt requested; the election to buy is effective when the written notification is served or mailed. The proportion of shareholdings of the purchasing Shareholder will be of the class or series of Stock being offered, and each purchasing Shareholder's shareholdings will include those of the purchasing Shareholder's Spouse unless the Spouse is a purchasing Shareholder.

           7. Purchase Price and Closing: The purchase price for any Stock bought as provided in this Agreement by Corporation or a Shareholder as appropriate will be the Value of the Stock as of either the day preceding the date of the Event, or the date of giving Notice, whichever is earlier. The initial Value for each share of Stock is $1.00 Hereafter, annually, at the time of the Annual Meeting of Shareholders, and the Annual Meeting of Directors of the Corporation, Corporation and any Named Shareholders will fix the Value for each share of Stock, and as evidence of having fixed the Value, will execute a Certificate of Value. If on the date a determination of Value is required because of the happening of any of the contingencies giving rise to the purchase

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and sale of Stock, Corporation and any Named Shareholders have failed to fix the
Value for a period of more than one year, then the latest fixed Value will be increased or decreased by the proportionate increase or decrease in the book value of the Stock since the last Value was fixed, and the latest fixed Value as adjusted will be the Value. If since the latest Value was fixed, Corporation paid a Stock dividend on, split or combined its outstanding Stock, then the latest fixed Value will be adjusted appropriately. The independent public accountant then servicing the Corporation books will determine book value in accordance with the method of accounting then being used by Corporation in preparing its federal income tax return, and that determination will be conclusive; in making the determination, goodwill, leases, contract rights, and the like, will be valued in the aggregate at $1.00 unless a different figure has been consistently shown on the Corporation books. Closing will be at 10:00 a.m. at Corporation's registered office on the 20th banking day after the end of the last period during which an election to buy unbought offered Stock may be made.

           8. Payment of Purchase Price: At closing the seller of the Stock will deliver certificates representing the Stock, properly endorsed for registration of transfer, and the buyer will, at the option of the buyer, either pay in cash the entire purchase price of the Stock sold to the buyer or pay a down payment of 25% of the purchase price in cash and the balance in ten equal semiannual installments beginning one hundred eighty days after closing. This unpaid balance is the Obligation. The Obligation will be evidenced by a negotiable promissory note which is accelerable upon default, prepayable without penalty, and will provide for interest from closing on the unpaid balance payable semiannually at 10% a year. While an Obligation is unpaid, Corporation will give the seller reasonable access to the books, financial statements and records of the Corporation. Corporation is the irrevocable attorney-in-fact for the seller of Stock to execute any documents appropriate to evidence the transaction.

           9. Security: The seller of the Stock will have a security interest in Stock sold to a buyer other than Corporation until the obligation of the buyer is paid. After registration of transfer of the Stock sold to a buyer other than Corporation, the certificates representing that Stock will be delivered, endorsed in blank, to a mutually acceptable escrow agent who will hold the Stock to perfect the security interest of the seller.

          10. Subchapter S Election: If Corporation is or becomes an "electing small business corporation" as provided in Subchapter S of the Internal Revenue Code, each Shareholder will consent to the elective status until Corporation and the owners of the majority of the outstanding shares of Corporation agree to the contrary. No Shareholder may transfer any Stock in any way that will cause Corporation to lose its status as an "electing small business corporation." Before any valid transfer of any Stock as provided in this Agreement, any undistributed Subchapter S earnings will be distributed to all Shareholders according to their pretransfer pro rata share.

          11. Legend: All certificates representing Stock will be marked "Transfer and encumbrance of the securities represented by this Certificate are restricted by an Agreement on file at the Corporation office." The restrictions imposed by this Agreement are those of Corporation as issuer as well as those of the Shareholders. Transfer or encumbrance of Stock without compliance with this

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Agreement  is  void.  Corporation  will not register a transfer of Stock without proof of compliance with this Agreement. This Agreement is a stop transfer order.

          12. Binding Effect: Every person or entity who is the record, legal or beneficial owner of Stock, whether by issue or transfer, including without limitation any Spouse, Representative, transferees, donees, nominees, grantees, successors and assigns of a Shareholder will be bound by and entitled to the benefits of the terms of this Agreement. This Agreement supersedes any other stock restriction agreement among the parties, is specifically enforceable, constitutes the entire agreement of Corporation and Named Shareholders with respect to its subject matter, is governed by and construed in accordance with the laws of New Mexico and may be modified only in writing.

          DATED:      Oct.  14,  1997


NAMED  SHAREHOLDERS:

/s/
David  Jones

/s/
Melvin  L.  Prueitt

/s/
Stanley  Prueitt

/s/
Leslie  Speir

CORPORATION:
Hydro-Air  Technologies,  Inc.

ByMelvin  L.  Prueitt

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--------------------------------------------------------------------------------
                                   EXHIBIT 6.3

                               FOUNDERS AGREEMENT
--------------------------------------------------------------------------------

                               FOUNDERS AGREEMENT

David F. Jones, Melvin L. Prueitt, Stanley Prueitt, and Leslie Speir (individually referred to by name or as a "Shareholder," and collectively referred to as "Shareholders") and Hydro-Air Technologies, Inc., a New Mexico corporation (Corporation") agree:

 .     Recital:  The  Shareholders have incorporated the Corporation to operate a business which will develop an invention which will produce electrical energy from chemical processes ("HARPS Technology"). The Corporation has signed an agreement with First Capital Invest Corp. ("First Capital") by which First Capital may invest in the Corporation to exploit the HARPS Technology ("Offer To Purchase"). The Offer To Purchase also provides for possible acquisition of the Shareholder s interest in the Corporation by a separate company the ("Acquisition Company") in exchange for shares of the Acquisition Company. The Shareholders have agreed to a plan of organization, management and funding for the Corporation and for ownership of their interest in the Corporation or in the Acquisition Company which they hereby reduce to writing.

 .     Definitions:  The following words have the following meanings when used in this  Agreement:

     .     Company:  "Company"  means  either  (i)  Corporation  or  (ii)  the
Acquisition Company or any other successor entity to the extent it represents the financial interest originally derived from the HARPS Technology.

     .     Company  Shares: "Company Shares" means the units of ownership of the
Company.

     .     Founder:  "Founder"  means  individually  and  "Founders"  means collectively David F. Jones, Melvin L. Prueitt, Stanley Prueitt and Leslie Speir and any other person designated as a Founder by the unanimous consent of the then Founders. The Founders are all Shareholders.

     .     Founder  Shares:  Founder  Shares  means  Company  Shares  issued  or awarded  to  Founders  as  Founder  Shares.

     .     Discretionary  Shares:  Discretionary  Shares  means  Company  Shares issued  or  awarded  as  Discretionary  Shares  to non-Founders by the Founders.

     .     Investor:  Investor  means  anyone  (including a Founder) who makes a monetary  investment  in  the  Corporation.

     .     Investor  Shares:  Investor  Shares  means  Company  Shares issued to
Investors  as  Investor  Shares.

     . W: W means the fraction of full-time work. W is calculated by taking the total number of authorized hours, as determined by the Board, that are worked for the Company during the year and dividing by 2,000 (40 hours per week times 50 weeks, allowing 2 weeks for vacation). The W calculation is based on the number of authorized hours worked whether or not a salary was paid for the time worked. W can not exceed 1.0, even if the individual works more than 2,000 hours in a given year. The year, for the purpose of calculating hours worked begins July 8, 1997, since that is the date notification was given of the first financial investment.

     . Phase 1: Phase 1. means the engineering research and development that determines the feasibility and practicality of producing HARPS power plants. This is expected to include the design and fabrication of a prototype HARPS unit and testing it.

     .     Phase  2:  Phase  2" means the design and fabrication of commercially viable HARPS units. Commercially viable will be determined by the sale and support of HARPS units.

     . Proportionately Shared: Proportionately Shared means the sharing of awarded Founders Shares among the Founders proportional to the Founder s individual contribution to a milestone as determined by the Founders. For the purpose of the division of an award, each Founder will rank the contribution of

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each  of  the  other Founders.  Subsequent to this ranking, all rankings will be linearly  combined  to  determine  the  portion  awarded  to  each  Founder.

III. Stock Issuance: It is intended that 100,000 Company Shares be distributed in a manner that will reward individuals that achieve defined objectives that are beneficial to the Corporation. The following delineates the method by which Company Shares have or will be issued:

     A. The Corporation has initially issued and delivered 2,500 Founder Shares to each Founder.

     B. Dana and Linda Hansen will jointly be issued 2,500 Discretionary Shares, as compensation for exerting considerable effort over an extended period of time in an attempt to provide investors for the Corporation.

     C. Founders who actively and whole-heartedly (as determined by the Founders) working for the success of the Company for the first four years:
3,000  Founder  Shares  per  year  multiplied  by  W.

     D. The Founder who provides the initial contact(s) that lead to Phase 1 Investment of up to $500,000: 600 Founder Shares per each $100,000 of investment. (The Founder who provides the initial contact, may share this award with other Founders or individuals who aid in the procurement of the investment, in any way he sees fit.) This investment is a singular opportunity and is closed after the above stated amount of money is received by the Company from a Board approved investor, unless specifically opened again by the Board. Investments may be received in stages if all is not needed at once, as determined by the Board. If a Founder receives an investment sales commission from the investor, he shall not receive an award of Founder Shares for bringing in the investment. If the Founder wishes to invest in the Corporation, he receives both the Founder Shares and the Investor Shares.

     E. The Founder who provides the initial contact(s) that lead to Phase 2 Investments of up to $5,000,000: 600 Founder Shares per each $1,000,000 of investment. (The Founder who provides the initial contact, may share this award with other Founders or individuals who helped, in any way he sees fit.) This investment is a singular opportunity and is closed after the above stated amount of money is received by the Company from a Board approved investor, unless specifically opened again by the Board. Investments may be received in stages if all is not needed at once, as determined by the Board. The amount of shares awarded to the Founder(s) will be based on the amount of money actually invested, not the amount committed by the investor. If a Founder receives an investment sales commission from the investor, he shall not receive an award of Founder Shares for bringing in the investment. If the Founder wishes to invest in the Corporation, he receives both the Founder Shares and the Investor Shares.

     F. Founders who write proposals that result in government grants that are subsequently awarded and accepted by the Board: 1,000 Founder Shares per each $100,000. If more than one Founder participates in the submittal of the successful proposal(s), the Founder Shares awarded will be Proportionately Shared. This item also applies to procuring grants from companies or other organizations. Total awards for all grants is limited to 5,000 Founder Shares unless specifically extended by the Board. The Board will examine all grants carefully before acceptance to assure that no serious restrictions or other negative impacts on the Company are involved in the grant.

     G. For Melvin L. Prueitt exclusively licensing the HARPS invention to the Corporation: 8,000 Founder Shares; 2,000 upon signing a license agreement and 2,000 at the end of each of the following three (3) years from the date of initial signing.

     H. For Founders contribution to the design and construction of the first successful brine concentrator (prototype): 3,500 Founder Shares. This award is intended to be Proportionately Shared among the Founders.

     I. For Founders contribution to the design and fabrication of the first successful power unit (heater, boiler, turbine, and condenser) (prototype):
3,500 Founder Shares. This award is intended to be Proportionately Shared among the Founders.

     J. For Founders contribution to the design and fabrication of the first commercial HARPS unit: 4,000 Founder Shares. This award is intended to be Proportionately Shared among the Founders.

     K. For Founders contribution to activities in support of the Phase 1 (prototype HARPS production) design and fabrication effort including company management, project management, procurement, bookkeeping/accounting, legal, and human resources activities: 2,000 Founder Shares. This award is intended to be Proportionately Shared among the Founders.

     L. For Founders contribution to activities in support of the Phase 2 (commercial HARPS production) design and fabrication effort including company management, project management, procurement, bookkeeping/accounting, legal, and human resources activities: 2,000 Founder Shares. This award is intended to be Proportionately Shared among the Founders.

     M. For Founders contribution to marketing the first commercial HARPS unit in the United States: 3,000 Founder Shares. This award is intended to be Proportionately Shared among the Founders.

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

     N. For Founders contribution to marketing the first commercial HARPS unit in a country other than the United States: 2,000 Founder Shares. This award is intended to be Proportionately Shared among the Founders.

     O. For introduction, by a Founder, of a new product that is accepted by the Board and is subsequently manufactured and marketed by the Company: 3,000 Founder Shares. This award may, at the discretion of the Founders, be Proportionately Shared among the Founders.

     P. For introduction, by a Founder, of a patentable invention that contributes to the success of the HARPS technology and that is accepted by the Board. (This award may be applicable even if the Board chooses not to apply for a patent for the invention, at the discretion of the Founders.): Up to 2,000 Founder Shares. This award may, at the discretion of the Founders, be Proportionately Shared among the Founders. For the purpose of determining the number of shares to be awarded, each Founder will rank the number of shares appropriate for the value of the invention to the Company. Subsequent to this ranking, all rankings will be linearly combined to determine the number of shares awarded.

     Q. Before any investments or grants are received, Founders may pay for Board approved business and research expenses (but not salaries or patent application costs for the first U.S. patent on HARPS technology) on a voluntary basis. Expenses which are incurred before any investments are received by the Corporation, such as incorporation expenses, legal fees, the purchase of equipment, rental of space, and other operating expenses shall be shared by the Founders on a voluntary basis. Each Founder shall be awarded 1 Founder Share for each $5 of money supplied for Board approved expenses. A Founder may supply more than his share of expenses only if other Founders do not supply their share, and then only in equal shares with the remaining Founders. These expenses may be reimbursed to the Founders after investments or grants have been received, if the Founder so wishes, but the corresponding Founder Shares must be relinquished to the Company. (Some grants to not allow reimbursement of previous expenses.)

     R. At the end of four years, if there are any remaining undistributed Founder Shares or Discretionary Shares, they shall be distributed among the Founders in amounts proportional to the number of Shares that each Founder possesses at that time, and/or, at the discretion of the Founders, to other deserving individuals. If the Corporation is purchased by another company, the remaining shares may be divided at that time, at the discretion of the Founders.

     S. Phase 1 investments of $500,000 shall entitle the investors to 20% of the Corporation. (100% of the Founder Shares and Discretionary Shares will total 80% of the Corporation.) If the Corporation is not purchased by The Acquisition Company prior to Phase 2, investments of $5,000,000 shall entitle the investors to an additional 20% of the Corporation. (100% of the Founder Shares and Discretionary Shares will total 60% of the Corporation.) Smaller investments would entitle the investors to a proportionately smaller fraction of the Corporation.

IV. Record of Services Provided: Each Founder is expected to keep a daily log of hours spent on the project. The log shall include a note on the type of activity and the results obtained. A copy of the log shall be sent to the Corporation monthly, unless specific exemption is issued by the Board. It is expected that only authorized hours that produce results beneficial to the Corporation will be reported for this purpose. If the Board comes to the conclusion that a particular Founder's efforts are not producing sufficiently beneficial results for the Corporation, the Board may ask the individual to curtail that activity. The Founder may continue with the activity unless the Board determines that it negatively effects the Corporation in any way including, but not limited to, utilization of resources or impairment of other authorized activities. No shares will be awarded for such unauthorized activities.

V. Compensation: Compensation for hours worked by Founders will be as follows:

     A. Before any investments are received by the Corporation, the Founders shall work without any hourly compensation.

     B. After some or all of the Phase 1 investment has been made, the Founders shall work at $35 per hour. If funding is not sufficient, the Board shall determine what work is most important to be accomplished and halt payment for all other activities. Founders may bring to the attention of the Board tasks that should be considered as necessary for Corporation operation and success.

     C. After the acquisition of sufficient funding through investments, grants, or sales, salaries may be raised at the discretion of the Board, which shall determine salaries based on the perceived value of the individuals to the Company.

     D. Melvin Prueitt will receive a 1% royalty on gross sales of HARPS power plants and 0.5% on electric power sold from Company owned power plants.

VI. Management: At all times the Shareholders will vote their Company Shares so that, unless there is unanimous agreement of the Shareholders to the contrary:

     A. The Articles of Incorporation and Bylaws of the Corporation will not be amended.

     B. No Company Shares will be issued by the Corporation except as provided in this Agreement.

     C. Each Founder may designate one person as a Director and these Directors will be elected for a period of four years or as long as he remains an active employee of the Company, which ever time period is shorter. The Corporation will take the action agreed upon by the majority of the Directors. Each Director will have an equal vote on any Board action. David F. Jones, Melvin L. Prueitt, Stanley Prueitt, and Leslie Speir are the initial designated Directors of the Corporation and have been so elected.

     D. The Shareholders have caused the Directors to elect, consistent with their obligations under law, the following persons to the following Corporation offices, so long as these persons are ready, willing and able to serve in the designated positions:
     Name                                            Office
--------------------------------------------------------------------------------

     Melvin  L.  Prueitt          President  and  Chairman  of  the  Board

     David  F.  Jones             Vice  President  of  Operations

     Stanley  Prueitt             Vice  President  of  Business  and  Marketing

     Leslie  Speir                Vice  President  of  Engineering

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

     E. The books of the Corporation will be maintained in accordance with the method required for federal income tax return reporting applied on a basis consistent with prior periods and will be subjected to audit at Corporation s expense upon demand by any Shareholder. Each Shareholder will have access at any reasonable time to Corporation s books and records.

     F. The employment agreements between the Corporation and each of the Founders will not be changed without unanimous approval by the Board.

     G.     If  the Directors are deadlocked and cannot reach a decision, Melvin
L. Prueitt will nominate and the Shareholders will elect another Director to break the deadlock.

     H.     The Corporation will not, except in the ordinary course of business,
(i) borrow money, (ii) transfer all or substantially all of its assets, or (iii) loan money or assets.

VII. Restrictions: The Corporation and Shareholders will execute a Stock Restriction Agreement in the form attached as Exhibit 1. The restrictions imposed by this Stock Restriction Agreement are those of the Corporation as well as those of the Shareholders. All certificates representing Company Shares will be marked "Voting, transfer and encumbrance of the securities represented by this certificate are restricted by the terms of agreements on file at the Corporation office."

VIII. Voting Trust: The Shareholders and Melvin L. Prueitt, as Voting Trustee will execute a Voting Trust Agreement in the form agreed to by them creating a Voting Trust ("Voting Trust"). Corporation will issue and deposit in the Voting Trust the shares not previously issued which are to be awarded as Founders Shares or Discretionary Shares. The Voting Trustee will hold the shares deposited in the Voting Trust ("Voting Trust Shares") and issue such shares as Founder Shares or Discretionary Shares, and if The Acquisition Company is to acquire the shares of the Corporation, exchange Corporation shares for The Acquisition Company shares and hold the Acquisition Company Shares for issuance as Founder Shares or Discretionary Shares.

IX. Acquisition: If the Corporation is acquired by The Acquisition Company or any other entity, the non-cash consideration paid for the acquisition of other than Investor Shares will be allocated among the holders of Founder Shares, Discretionary Shares, and Voting Trust Shares in proportion to their then holdings of Founder Shares, Discretionary Shares, and Voting Trust Shares. The Voting Trust Shares will be issued in accordance with the provisions of the Voting Trust herein. The cash consideration paid for the acquisition will be allocated among the owners of the Founders Shares in proportion to their ownership of Founders Shares.

X. Documentation: This is a binding document setting out the parties intent. The contribution of capital, issuance or award of Company Shares and other actions may have occurred before all document giving effect to this Agreement have been signed. The parties will use their best efforts in good faith to agree on the matters dealt with herein where future determination is required and will sign any document and take any action required to accomplish this intent.

XI. Binding Effect: Every person or entity who is the record, legal or beneficial owner of Company Shares, whether by issue or transfer, including without limitation the spouse, heirs, surviving joint tenants, executors, administrators, trustee, personal representatives, transferees, donees, nominees, grantees, successors, and assigns will be bound by and entitled to the benefits of the terms of this Agreement. This agreement is specifically enforceable, constitutes the entire agreement of the parties with respect to its subject matter, is governed by and construed in accordance with the laws of New Mexico and may be modified only in writing by the unanimous agreement of all parties hereto. A Shareholder will have sole authority to vote, manage, control, dispose of or encumber any Company Shares owned by the Shareholder and any spouse of the Shareholder.

          DATED:    Oct.  14,  1997.

SHAREHOLDERS:

/s/
DAVID  F.  JONES


/s/
MELVIN  L.  PRUEITT

/s/
STANLEY  PRUEITT


/s/
LESLIE  SPEIR


CORPORATION:                         HYDRO-AIR  TECHNOLOGIES,  INC.,
                                        a  New  Mexico  corporation


By:Melvin  L.  Prueitt

/s/
Melvin  L.  Prueitt,
President

--------------------------------------------------------------------------------
                                   EXHIBIT 6.3
                               PURCHASE AGREEMENT

                                     BETWEEN
                   SOLAR ENERGY LIMITED AND DR. REED J. JENSEN
--------------------------------------------------------------------------------

                               PURCHASE AGREEMENT

                                    BETWEEN:

  SOLAR ENERGY LIMITED ("XSEL") as Purchaser. XSEL is a public company listed on the NASDAQ OTC Electronic Bulletin Board.

                 (hereinafter referred to as XSEL or Purchaser)

                                      AND:

 DR. REED J. JENSEN, ("RJJ") as Vendor. RJJ is a Resident of New Mexico, U.S.A.

                   (hereinafter referred to as RJJ or Vendor)


RJJ has generated certain intellectual property rights ("IPR"), (some of which are embodied in a patent application and are being pursued by the U.S. Department of Energy, ("DOE"). The four inventors responsible for these rights are Reed J. Jensen, John I. Lyman, Robert D. Guettler and Jopseh King. The blanket name to be used to describe the process covered by these IPR is Solar Recycle of C02 to Fuel, ("SRCF").

This Agreement outlines the terms and conditions whereby XSEL offers to retain RJJ and purchase from him his interest in the IPR pertaining to using solar energy to manufacture/produce methanol, gasoline and/or diesel fuel from carbon dioxide. Also included in this Agreement is RJJ's full range of technical/mechanical options and skills needed to develop the required technologies and bring them into full commercial production of electricity and fuels.

TERMS  AND  CONDITIONS:

1. A new private company, ("Newco") will be formed by RJJ with the assistance of XSEL. Initially, all the shares of Newco to be owned by RJJ and RJJ to be the sole director of Newco.

2. On Closing, there will be three Directors of Newco; two of which are to be appointed by RJJ (of which one is to be RJJ personally) and one to be appointed by XSEL. On Closing, 100% of the shares of Newco are to be acquired by XSEL according to the terms outlined in this Agreement.

3. This Agreement shall be executed in Los Alamos, New Mexico on August 7, 1998 with Closing scheduled for December 7, 1998 (or sooner as mutually agreed upon by XSEL and RJJ).

4. On Closing, RJJ will deliver to Newco all of his IPR to the subject process for the production of electricity and fuel from C02 as described in Schedule A attached hereto and forming a part of this Agreement.

5. On Closing, XSEL to acquire 100% of the shares of Newco from RJJ for the following consideration:

     a)     $20,000  as  follows:
          $10,000 by certified cheque (made payable to RJJ in favour of Newco) on ratification of this Agreement and the balance of $10,000 to be paid to RJJ on closing.

     b) 350,000 common shares of XSEL to be placed in escrow and released as outlined as follows:

          i)     100,000  shares  upon  successful  completion  of  Phase  III
          ii)      50,000  shares  upon  successful  completion  of  Phase  IV
          iii) 200,000 shares to be released at the rate of one share per $2.00 of cash flow generated by Newco.

          The definition of "successful completion" and of "cash flow" are as outlined in Schedule B following.

     c) RJJ will receive a royalty of 0.5% of the gross cash flow derived from the SRCF process. It is assumed that the U.S. DOE will also receive a royalty which is estimated by RJJ to be 0.3% or less; alternatively 1% to 4% of net profit.

6.     Conditions  Precedent  and  Representation  required  on  Closing  of the
Purchaser:

     a)     that  they  are  legally  entitled  to  enter  into  this  Agreement

     b) that they will provide working capital to Newco on a timely basis as outlined in Schedule B attached hereto and forming a part of this Agreement. Schedule B contains two development plan schemes (one for forty-eight months and another for an accelerated forty-two months) showing the major procurement and operating funds required in order to develop and construct a working pilot plant producing electricity and fuel from C02 using solar energy. XSEL to decide by September 30, 1998 whether to proceed with the Accelerated Program or the Baseline Program.

          Commitment must be made to fund total Phases as integral blocks. Phases I and II are essentially completed utilizing Government funding. A minimum commitment of $2,400,000 is needed for an accelerated Phase III and $1,500,000 for the baseline Phase III (with Phases IV and V viewed as separate blocks-see Schedule D).

     c) In addition, a minimum of 150,000 XSEL common shares will be put in escrow by the Purchaser and will be distributed accordingly by RJJ to key employees of Newco as follows: 75,000 for use immediately after Closing and 75,000 for use after the completion of Phase III for distribution during Phases IV through V. Assessments to be made at the end of each Phase.

7.     Conditions  Precedent  and  Representations  required  of  the  Vendor:

     a)     that  he  is  legally  entitled  to  enter  into  this  Agreement

     b) that RJJ will enter into an exclusive consulting/management contract (including confidentiality clause) based upon the terms outlined in Schedule C attached hereto and forming part of this Agreement. Compensation, royalties, stock options, hours of work, etc., to be mutually agreed upon and such Contract to be executed prior to Closing.

     c) that RJJ, if requested by XSEL to become one of its Directors, shall accept the appointment

     d) that RJJ will undertake to negotiate the acquisition of the University of California's and DOE's exclusive licenses which pertain to the SRCF process and IPR.

8.     Miscellaneous  General  Conditions:

     a) Time is of the essence and this Agreement is governed by the laws of New Mexico and the U.S.A.

     b) On execution, this will be a binding Agreement but both parties agree that additional documentation will be necessary to correctly define this Agreement and both parties are in accordance to execute such additional documentation on a timely basis. In particular, those documents conforming to the Security Exchange Commission's regulations and those pertinent to minimizing present and future income tax considerations will be included.

     c) It is understood that the cost estimates for the various Phases are today's best estimate by RJJ and are not based on bids nor detailed drawings. Cost reductions will be motivated by compensation structure (bonus) as outlined in Schedule C herein. However, possible cost growth increases cannot be interpreted as bad faith or malfeasance but will become part of the business viability assessment.

     d) If, at any time, XSEL does not provide the requisite resources delineated in Schedule B herein, all of Newco's IPR as outlined in Schedule A herein revert to RJJ.

     e) It is understood that all IPR conveyed to Newco by RJJ are to be delivered free and clear of all liabilities other than the royalties as outlined in Schedule C and possible residual conditions imposed by the U.S. DOE and/or the University of California pertaining to their licensing packages.

9. This Agreement is open for acceptance by both Parties until August 7, 1998 (the effective date of this Agreement once ratified).

     SIGNED THIS 7th DAY OF AUGUST 1998 IN THE CITY OF LOS ALAMOS, NEW MEXICO, U.S.A.

                              SOLAR ENERGY LIMITED


               /s/                                   /s/
          Dr.  Melvin  L.  Prueitt               Joel  Dumaresq
          Chairman                               President


          /s/                                       /s/
     Witness:  William  Stocker               Witness:  William  Stocker


  ACKNOWLEDGED AND AGREED THIS 7th DAY OF AUGUST 1998 IN THE CITY OF LOS ALAMOS,
                               NEW MEXICO, U.S.A.


               By:/s/                   /s/
  Dr.  Reed  J.  Jensen     Witness:  William  Stocker

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